UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

iTeos Therapeutics, Inc.

(Name of Subject Company)

iTeos Therapeutics, Inc.

(Name of Persons Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

46565G104

(CUSIP Number of Class of Securities)

Michel Detheux

Chief Executive Officer

iTeos Therapeutics, Inc.

321 Arsenal Street

Watertown, MA 02472

(339) 217-0162

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

William Michener

Nicholas Roper

Ropes & Gray LLP

800 Boylston Street

Boston, MA 02199

(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION

Name and Address

The name to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is iTeos Therapeutics, Inc., a Delaware corporation (“iTeos” or the “Company”). The address of the Company’s principal executive office is 321 Arsenal Street, Watertown, Massachusetts 02472. The telephone number of the Company is (339) 217-0162.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is iTeos’ common stock, par value $0.001 per share (“iTeos Common Stock,” and shares of iTeos Common Stock, the “Shares”). As of July 15, 2025, there were (i) 44,171,194 Shares issued and outstanding, (ii) no Shares held by the Company in its treasury, (iii) 9,964,518 Shares subject to issuance pursuant to options to purchase iTeos Common Stock (each, an “iTeos Option,” and collectively, the “iTeos Options”) pursuant to iTeos’ 2019 Stock Option and Grant Plan and the iTeos Amended and Restated 2020 Stock Option and Incentive Plan (together, the “iTeos Equity Plans”), with a weighted average exercise price of approximately $15.96 per share, of which 3,005,288 were In-the-Money Options (as defined below) with a weighted average exercise price of approximately $6.05 per share, (iv) 1,115,274 Shares underlying restricted stock units (each an “iTeos RSU,” and collectively, the “iTeos RSUs”), (v) 16,059,599 Shares reserved for issuance pursuant to the iTeos Equity Plans, 9,702,424 of which were available for future issuance, (vi) 667,931 Shares reserved for issuance pursuant to iTeos’ 2020 Employee Stock Purchase Plan (the “iTeos ESPP”), 506,565 of which were available for future issuance, and (vii) no shares of Company preferred stock were issued or outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, address for stockholder communications, and business telephone number of iTeos, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in Item 1 under the heading “Name and Address,” which information is incorporated herein by reference. Information relating to the Offer (as defined below) is available online under the “Financials—SEC Filings” subsection of the “Investors” section of iTeos’ website at https://investors.iteostherapeutics.com/. The information on iTeos’ website is not considered a part of this Schedule 14D-9, nor is such information incorporated herein by reference.

Tender Offer

This Schedule 14D-9 relates to a tender offer by Concentra Biosciences, LLC, a Delaware limited liability company (“Parent”), to purchase all of the issued and outstanding Shares, for (i) $10.047 per Share in cash (the “Cash Amount”) plus (ii) one non-transferable contractual contingent value right per Share (a “CVR,” and each CVR together with the Cash Amount, the “Offer Price”), all upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated August 1, 2025 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent, Concentra Merger Sub VIII, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Parent, Tang Capital Partners, LP (“TCP”) and Tang Capital Management, LLC (“TCM”) with the Securities and Exchange Commission (the “SEC”) on August 1, 2025. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto and are incorporated by reference herein.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 18, 2025 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among iTeos, Parent and Merger Sub, pursuant to which, among other matters, after the completion of the Offer, the satisfaction or waiver of certain conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Merger Sub will merge with and into iTeos (the “Merger,” and together with the Offer and the other transactions contemplated by the Merger Agreement, including the CVR Agreement (as defined below), Limited Guaranty (as defined below), and Support Agreements (as defined below), collectively, the “Transactions”), with iTeos continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent, without a meeting or vote of the stockholders of iTeos in accordance with Section 251(h) of the DGCL. Accordingly, if Parent consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger, and the transactions contemplated thereby (the “Merger Closing”), without a vote of the stockholders of iTeos in accordance with Section 251(h) of the DGCL.

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holders of the Shares, the Shares not tendered pursuant to the Offer (other than (i) Shares held by iTeos immediately prior to the Effective Time, which will be canceled without any conversion thereof and no consideration will be delivered in exchange therefor, (ii) any Shares held by stockholders or owned by beneficial owners who are entitled to demand, and have properly demanded, appraisal of such Shares in accordance with the DGCL and have neither failed to perfect nor effectively withdrawn or lost such rights prior to the Effective Time, and (iii) Shares that were owned by Parent, Merger Sub, or any other subsidiary of Parent at the commencement of the Offer and are owned by Parent, Merger Sub, or any subsidiary of Parent immediately prior to the Effective Time) will each be canceled and converted into the right to receive the Offer Price without interest (the “Merger Consideration”), in each case, subject to any applicable tax withholding.

Pursuant to the terms of the Merger Agreement, as of immediately prior to the Effective Time, each iTeos Stock Option that is unvested and held by an iTeos service provider who is subject to an individual employment or other agreement and/or an iTeos severance and change in control plan or agreement that provides for accelerated vesting of time-based equity awards upon the occurrence of a sale of iTeos or a qualifying termination of employment or service in connection with, or within a specified time following a sale of iTeos (an “Accelerated Vesting Stock Option”) will become immediately vested and exercisable in full. After giving effect to such accelerated vesting, at the Effective Time, each iTeos Stock Option that is then vested and outstanding with a per share exercise price that is less than the Cash Amount (an “In-the-Money Option”) will be canceled in exchange for the right to receive: (A) an amount in cash without interest, subject to any applicable tax withholding, equal to the product obtained by multiplying (x) the excess of the Cash Amount over the per share exercise price of iTeos Common Stock underlying such iTeos Stock Option by (y) the number of Shares underlying such iTeos Stock Option (the “iTeos Stock Option Cash Consideration”); and (B) one CVR for each Share underlying such In-the-Money Option. Each iTeos Stock Option that has a per share exercise price that is equal to or greater than the Cash Amount (each, an “Out-of-the-Money Option”) and each unvested iTeos Stock Option that is not an Accelerated Vesting Stock Option will be canceled for no consideration.

Pursuant to the terms of the Merger Agreement, as of immediately prior to the time at which Parent first irrevocably accepts for purchase the shares of iTeos Common Stock tendered in the Offer (the “Offer Closing Time”), each iTeos Restricted Stock Unit that is unvested and held by an iTeos service provider who is subject to an individual employment or other agreement and/or an iTeos severance and change in control plan or agreement that provides for accelerated vesting of time-based equity awards upon the occurrence of a sale of iTeos or a qualifying termination of employment or service in connection with, or within a specified time following a sale of iTeos (an “Accelerated Vesting Restricted Stock Unit”) will become immediately vested in full. At the Effective Time, each Accelerated Vesting Restricted Stock Unit that is then outstanding will be canceled and the holder will be entitled to receive: (A) an amount in cash without interest, subject to any applicable tax withholding, equal to the Cash Amount (the “iTeos Restricted Stock Unit Cash Consideration”); and (B) one

CVR. Each unvested iTeos Restricted Stock Unit that is not an Accelerated Vesting Restricted Stock Unit will be canceled for no consideration.

Prior to the Effective Time, iTeos will provide that, on and following the Effective Time, no holder of any iTeos Stock Option or iTeos Restricted Stock Unit will have the right to acquire any equity interest in iTeos or the Surviving Corporation in respect thereof, and each iTeos Stock Plan will terminate as of the Effective Time, contingent upon the Closing. In addition, as of the date of the Merger Agreement, iTeos terminated the iTeos ESPP and will refund all amounts in the accounts of iTeos ESPP participants in accordance with the terms of iTeos ESPP. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The obligation of Parent to purchase Shares validly tendered pursuant to the Offer and not properly withdrawn prior to the expiration of the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, but not limited to: (i) that the number of Shares validly tendered and not properly withdrawn (excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository,” as such terms are defined by Section 251(h) of the DGCL), when considered together with all other Shares (if any) owned by Parent and its “affiliates” (as defined in Section 251(h)(6)(a) of the DGCL, including Merger Sub) equals at least one Share more than 50% of the number of Shares that are then issued and outstanding as of the expiration of the Offer; (ii) the Closing Net Cash (as defined in the Merger Agreement) is at least $475.0 million as of the then-scheduled expiration of the Offer; (iii) the absence of any legal restraint in effect preventing or prohibiting the consummation of the Offer or any of the other transactions contemplated by the Merger Agreement or CVR Agreement; (iv) compliance in all material respects by iTeos with its obligations under the Merger Agreement; (v) the accuracy of representations and warranties made by iTeos in the Merger Agreement, subject to certain materiality thresholds; (vi) no termination of the Merger Agreement; and (vii) other customary conditions set forth in Exhibit A to the Merger Agreement and further summarized in Section 9 of the Offer to Purchase (each individually, an “Offer Condition,” and collectively, the “Offer Conditions”). The obligations of Parent and Merger Sub to consummate the Offer and the Merger under the Merger Agreement are not subject to any financing condition.

The Offer will initially expire at the time that is one minute following 11:59 p.m., Eastern Time, on August 28, 2025, unless otherwise agreed to in writing by Parent and iTeos. The expiration time may also be extended under the following circumstances: (i) Parent may elect to (and if so requested by iTeos, Parent shall), extend the Offer for one or more consecutive increments of such duration as requested by iTeos (or if not so requested by iTeos, as determined by Parent), but not more than 10 business days each, if (A) as of the then-scheduled expiration time, any Offer Condition is not satisfied and has not been waived, to permit such Offer Condition to be satisfied or waived or (B) if, as of the then-scheduled expiration time, there is a dispute regarding the determination of the Closing Net Cash, to permit the resolution of the determination of the Closing Net Cash pursuant to the Merger Agreement, or (ii) to comply with any period required by the SEC or The Nasdaq Global Market applicable to the Offer. In no event will Parent be required or permitted to extend the Offer beyond 11:59 p.m., Eastern Time, on October 16, 2025, which is the outside date of the Merger Agreement, or on more than two occasions, without the prior written consent of iTeos.

Parent has formed Merger Sub for the purpose of consummating the Offer and effecting the Merger. As set forth in the Schedule TO, the address of Parent and Merger Sub is 4747 Executive Drive, Suite 210, San Diego, California 92121. The telephone number of each of Parent and Merger Sub is (858) 281-5372.

iTeos has made information relating to the Offer available online under the “Financials—SEC Filings” subsection of the “Investors” section of iTeos’ website at https://investors.iteostherapeutics.com/ and iTeos has filed this Schedule 14D-9, and Parent and Merger Sub have filed the Schedule TO, with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of iTeos, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between iTeos or its affiliates, on the one hand, and (i) iTeos’ executive officer, directors or affiliates, or (ii) Parent, Merger Sub or their respective executive officers, directors or affiliates, on the other hand. The Board of Directors of iTeos (the “iTeos Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Arrangements with Parent, Merger Sub and Their Affiliates

Merger Agreement

On July 18, 2025, iTeos, Parent and Merger Sub entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 7 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 9 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.

The Merger Agreement governs the contractual rights among iTeos, Parent and Merger Sub in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide iTeos stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by iTeos to Parent and Merger Sub and representations and warranties made by Parent and Merger Sub to iTeos. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about iTeos, Parent or Merger Sub in iTeos’ public reports filed with the SEC. In particular, the assertions embodied in the representations and warranties set forth in the Merger Agreement are qualified by information in a confidential disclosure schedule provided by iTeos to Parent and Merger Sub in connection with the signing of the Merger Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among iTeos, Parent and Merger Sub, rather than establishing matters of fact. Additionally, such representations and warranties were made as of a specified date and may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about iTeos, Parent or Merger Sub. iTeos’ stockholders and investors are not third-party beneficiaries of the Merger Agreement (except with respect to (i) the right of Indemnified Parties (as defined in the Merger Agreement) to indemnification and other rights set forth in the Merger Agreement, as described below in this Item 3 under the heading “Indemnification; Directors’ and Officers’ Insurance,” and (ii) from and after the time at which Parent irrevocably accepts for purchase all Shares validly tendered (and not validly withdrawn) pursuant to the Offer and the Effective Time (as applicable), the rights of holders of Shares, vested and outstanding In-the-Money Options and Accelerated Vesting Restricted Stock Units to receive the Merger Consideration), and should not rely on the representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of iTeos, Parent, Merger Sub or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in iTeos’ or Parent’s public disclosure.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Form of Contingent Value Rights Agreement

At or prior to the Effective Time, Parent and Merger Sub will enter into the CVR Agreement, with a rights agent (the “Rights Agent”) and a representative, agent and attorney in-fact (the “Representative”) of the holders of CVRs (“CVR Holders”). Each CVR will represent the contractual right to receive certain contingent cash payments equal to “CVR Proceeds” calculated as follows:

(i) 80% of the Net Proceeds (as defined in the CVR Agreement), if any, from the sale, transfer, license or other disposition (each, a “Disposition”) by Parent or any of its affiliates, including iTeos after the Merger, of all or any part of iTeos’ (a) product candidates known as (i) EOS-984, a small molecule in oncology inhibiting ENT1; and (ii) EOS-215, an anti-TREM2 (anti-Triggering Receptor Expressed on Myeloid Cells 2) antibody, including, in each case, any form or formulation, and any improvement or enhancement, of any such product candidate; (b) preclinical obesity program targeting ENT1, including EOS-518 and EOS-855, and any product candidate contained in or arising from, such program; (c) program developing a small molecule inhibiting PTPNI1/2, and any product candidate contained in or arising from, such program; and (d) any product or product candidate covered by the claims of a patent, patent application, provisional patent application or similar instrument owned by the Company or a subsidiary of the Company as of the Merger Closing Date (the “CVR Products”) that occurs within the period beginning on the Merger Closing Date and ending on the six (6) month anniversary following the Merger Closing Date (the “Disposition Period”), provided the proceeds from such Disposition are paid to or received by Parent or any of its affiliates prior to the eight (8) year anniversary following the end of the Disposition Period.

(ii) 100% of the amount by which the Closing Net Cash, as finally determined pursuant to the Merger Agreement, exceeds $475.0 million (the “Additional Closing Net Cash Proceeds”), adjusted downward for any claims or downward or upward, as applicable, for any changes in amounts accrued in the Closing Net Cash that, in each case: (a) are not accounted for in such Closing Net Cash; (b) Parent reasonably determines to be valid; and (c) arise no later than thirty (30) days following the Merger Closing Date (the “Additional Closing Net Cash Period”).

In the event that the applicable proceeds are not achieved prior to the end of the Disposition Period or Additional Closing Net Cash Period, as applicable, holders of the CVRs may not receive any payment pursuant to the CVR Agreement.

Parent will, and will cause the Company after the Merger, to use commercially reasonable efforts to spend up to $350,000 to, among other things, during the Disposition Period: (i) enter into one or more Disposition Agreements (as defined in the CVR Agreement) as soon as practicable following the Effective Time; (ii) retain an employee or consultant of Parent or Merger Sub for the purpose of maintaining and preserving the CVR Products (as defined in the CVR Agreement) and seeking, negotiating and entering into Disposition Agreements; (iii) maintain the CVRs (including fees and expenses related to the Rights Agent and the Representative), (iv) maintain and prosecute the intellectual property relating to the CVR Products set forth on Schedule 1 to the CVR Agreement; and (v) continue the CMC Activities (as defined in the Merger Agreement) of the CVR Products to the extent the costs associated with such CMC Activities were included in the Closing Net Cash Schedule (as defined in the Merger Agreement).

The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Parent or Merger Sub, any constituent corporation party to the Merger or any of their respective affiliates. No interest will accrue or become payable in respect of any of the amounts that may become payable on the CVRs.

During the Disposition Period, Parent will not terminate or negatively impact the required maintenance, including by failing to preserve and maintain, the CVR Products. Parent will also comply with prosecution and maintenance obligations relating to the certain intellectual property required by any license or related term set forth in any Disposition Agreement (as defined in the CVR Agreement), to the extent such intellectual property is contemplated by said Disposition Agreement.

During the Disposition Period, (i) Parent will, and will cause Merger Sub to, maintain records in the ordinary course of business pursuant to record-keeping procedures normally used by Parent and Merger Sub regarding its activities (including its resources and efforts) with respect to entering into Disposition Agreements and (ii) to the extent Merger Sub licenses, sells, assigns or otherwise transfers intellectual property and other rights (including, without limitation, all data, marketing authorizations and applications for marketing authorization), assets, rights, powers, privileges and contracts, Parent will require such licensee, purchaser, assignee, or transferee, as applicable to provide the information necessary for Merger Sub to comply with its obligations under the CVR Agreement.

The Representative, Parent, Merger Sub and the Rights Agent, without the consent of any CVR Holders, may amend the CVR Agreement for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such change is adverse to the interests of the CVR Holders.

With the consent of at least 30% of outstanding CVRs (the “Acting Holders”), the Representative, Parent, Merger Sub and the Rights Agent may amend the CVR Agreement for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, even if such change is materially adverse to the interests of the CVR Holders.

Parent will indemnify the Rights Agent against any loss, liability, damage, judgment, fine, penalty, cost or expense arising out of or in connection with the Rights Agent’s duties under the CVR Agreement, including reasonable, documented and necessary out-of-pocket costs and expenses of defending the Rights Agent against any claims, charges, demands, actions or suits arising out of or in connection with the execution, acceptance, administration, exercise and performance of its duties under the CVR Agreement or enforcing its rights thereunder, unless such loss has been determined by a court of competent jurisdiction to be as a result of the Rights Agent’s gross negligence, bad faith, fraud or willful misconduct.

The CVR Agreement will be terminated upon the earliest to occur of (i) the mailing by the Rights Agent to each CVR Holder of all CVR payment amounts, if any, or (ii) the delivery of written notice of termination duly executed by Parent, Merger Sub and the Acting Holders.

The foregoing summary and description of the material terms of the CVR Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the CVR Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Form of Tender and Support Agreement

In connection with the execution of the Merger Agreement, on July 18, 2025, following approval thereof by the iTeos Board, Parent and Merger Sub entered into tender and support agreements (each, a “Support Agreement”) with the directors and executive officers of the Company (collectively, the “Support Agreement Parties”). The Support Agreements provide that, among other things, the Support Agreement Parties irrevocably tender the Shares held by them in the Offer, upon the terms and subject to the conditions of such agreements. The Shares subject to the Support Agreements comprise approximately 0.6% of the outstanding Shares as of July 15, 2025. The Support Agreements will terminate upon certain circumstances, including upon termination of the Merger Agreement or if the iTeos Board votes to approve an alternative transaction.

The foregoing summary and description of the material terms of the Form of Tender and Support Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Form of Tender and Support Agreement, the form of which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Confidentiality Agreement

iTeos and TCM entered into a confidentiality agreement, effective as of June 10, 2025 (the “Confidentiality Agreement”), pursuant to which TCM, agreed, subject to certain exceptions, to keep confidential any non-public, proprietary and/or confidential information disclosed by or on behalf of iTeos to TCM, in connection with a possible business relationship. The Confidentiality Agreement is effective until its termination on June 10, 2027, unless terminated earlier by iTeos and TCM. The Confidentiality Agreement does not include a “standstill” or “fall-away” provision.

The foregoing summary and description of the material terms of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Limited Guaranty

In connection with the execution of the Merger Agreement, TCP, TCM and Parent, provided an irrevocable limited guaranty (the “Limited Guaranty”) pursuant to which TCP has agreed to guarantee (i) the payment of all amounts payable by Parent and or Merger Sub pursuant to the terms of the Merger Agreement in connection with the consummation of the transactions contemplated thereby (for the avoidance of doubt, such obligations shall include payment of Offer Price, the Merger Consideration, the iTeos Stock Option Cash Consideration and the iTeos Restricted Stock Unit Cash Consideration, without duplication); (ii) the obligation of Parent and/or Merger Sub to pay monetary damages to the Company in connection with fraud or a willful breach by Parent or Merger Sub of the Merger Agreement, together with certain enforcement costs; provided that the aggregate amount of all guaranteed obligations under clauses (i) and (ii) shall not exceed $465.0 million; and (iii) Parent and Merger Sub’s payment obligations to CVR Holders under certain provisions of the CVR Agreement and performance of covenants set forth in the CVR Agreement (the “Guaranteed CVR Obligation”); provided that the maximum amount of the Guaranteed CVR Obligation shall not exceed the CVR Proceeds plus all enforcement costs up to the CVR Expense Cap (each as defined in the CVR Agreement).

The Limited Guaranty also contained customary representations and warranties, including regarding TCP’s sufficiency of funds to fulfil its obligations with respect to the Limited Guaranty. The Guaranteed CVR Obligation is intended to be for the benefit of all CVR Holders and shall be enforceable by the Representative.

The foregoing summary and description of the material terms of the Limited Guaranty do not purport to be complete and are qualified in their entirety by reference to the full text of the Limited Guaranty, which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

Arrangements Between iTeos and Its Executive Officer, Directors and Affiliates

Interests of Certain Persons

The executive officers and members of the iTeos Board may be deemed to have interests in the Offer and the Merger that may be different from or in addition to those of iTeos’s stockholders generally. The iTeos Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement. As described in more detail below, these interests include:

•	the accelerated vesting and payment in respect of each outstanding Accelerated Vesting Stock Option and each outstanding Accelerated Vesting Restricted Stock Unit at the Effective Time;

•	the accelerated vesting of outstanding equity awards held by non-employee directors of iTeos, pursuant to the terms and conditions of director equity award agreements; and

•	the potential receipt of enhanced severance payments and benefits pursuant to an individual employment or other agreement and/or a Company severance and change in control plan or agreement.

Outstanding Shares Held by Directors and Executive Officers

If the executive officers and directors of iTeos who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same Offer Price on the same terms and conditions as the other stockholders of iTeos as described in the Merger Agreement. As of July 15, 2025, the executive officers and directors of iTeos, and if applicable, certain of their respective affiliates, beneficially owned, in the aggregate, 257,382 Shares (which, for clarity, excludes Shares subject to outstanding Company Stock Options and unvested Company Restricted Stock Units).

The following table sets forth (i) the number of Shares beneficially owned as of July 15, 2025 by each of iTeos’s executive officers and directors and if applicable, certain of their respective affiliates (which, for clarity, excludes Shares subject to outstanding Company Stock Options and unvested Company Restricted Stock Units), and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Cash Amount of $10.047 per Share.

Name of Executive Officer or Director	Voting Common Stock (#)(1)	Cash Consideration for Shares ($)
Michel Detheux, Ph.D.	139,055	$1,397,086
Matthew Call	93,898	$943,393
David Feltquate, M.D., Ph.D.	—	—
Matthew Gall	24,429	$245,438
Yvonne McGrath, Ph.D.	—	—
David Hallal	—	—
Ann Rhoads	—	—
David Lee	—	—
Tony Ho	—	—
Jill DeSimone	—	—
Robert Iannone	—	—

Treatment of Equity Awards in the Transactions

Treatment of Company Stock Options

Immediately prior to the Effective Time, each Accelerated Vesting Stock Option that is then outstanding but not then vested or exercisable will become immediately vested and exercisable in full. After giving effect to such accelerated vesting, at the Effective Time, each In-the-Money Option that is then vested and outstanding will be canceled in exchange for the right to receive: (i) the Company Stock Option Cash Consideration and (ii) one CVR for each Share underlying such In-the-Money Option. At the Effective Time, each Out-of-the-Money Option, and each unvested Company Stock Option that is not an Accelerated Vesting Stock Option, that is outstanding will be canceled for no consideration.

In-the-Money Options Held by Executive Officers and Directors

As of July 15, 2025, the executive officers and directors of iTeos beneficially owned, in the aggregate, 2,142,494 In-the-Money Options, all of which are Accelerated Vesting Stock Options. The following table sets forth (i) the number of In-the-Money Options beneficially owned as of July 15, 2025 by each of iTeos’s executive officers and directors and (ii) the Company Stock Option Cash Consideration in respect of such In-the-Money Options (which amounts will be subject to reduction for applicable withholding taxes). No amounts have been included in the table below with respect to the CVRs to be received by iTeos’s executive officers in respect of their Company Stock Options.

Name of Executive Officer or Director	In-the-Money Options (#)	Company Stock Option Cash Consideration in respect of In-the-Money Options ($)
Michel Detheux, Ph.D.(1)	858,708	$3,561,859
Matthew Call	416,773	$2,151,895
David Feltquate, M.D., Ph.D.	—	—
Matthew Gall	447,646	$1,610,950
Yvonne McGrath, Ph.D.	176,123	$767,036
David Hallal	171,300	$1,027,170
Ann Rhoads	27,178	$105,641
David Lee	44,766	$9,267
Tony Ho	—	—
Jill DeSimone	—	—
Robert Iannone	—	—

(1)	Includes In-the-Money Options beneficially owned by Dr. Detheux through MG3A, a Belgian partnership of which Dr. Detheux is the Manager and his spouse is the successor manager.

Treatment of Company Restricted Stock Units

Immediately prior to the Offer Closing Time, each Accelerated Vesting Restricted Stock Unit that is outstanding but not then vested shall become immediately vested in full. At the Effective Time, each Accelerated Vesting Restricted Stock Unit that is then outstanding shall be canceled and the holder thereof will be entitled to receive (i) the Company Restricted Stock Unit Cash Consideration, and (ii) one CVR for each Share subject thereto. At the Effective Time, each unvested Company Restricted Stock Unit that is not an Accelerated Vesting Restricted Stock Unit that is then outstanding shall be canceled for no consideration.

The table below sets forth the following information with respect to the iTeos Company Restricted Stock Unit holdings for each of iTeos’s executive officers and directors as of July 15, 2025, all of which are Accelerated Vesting Restricted Stock Units: (i) the aggregate number of Shares subject to such iTeos Company Restricted Stock Units and (ii) the value of the cash amounts payable in respect of such iTeos Company Restricted Stock Units at the Effective Time, calculated by multiplying the Cash Amount by the number of Shares subject to such iTeos Company Restricted Stock Unit (which amounts will be subject to reduction for applicable withholding taxes). No amounts have been included in the table below with respect to the CVRs to be received by iTeos’s executive officers and directors in respect of their iTeos Company Restricted Stock Units.

Name of Executive Officer or Director	Number of Unvested Company Restricted Stock Units (#)	Consideration for Unvested Company Restricted Stock Units ($)
Michel Detheux, Ph.D.	108,875	$1,093,867
Matthew Call	68,000	$683,196
David Feltquate, M.D., Ph.D.	47,000	$472,209
Matthew Gall	65,000	$653,055
Yvonne McGrath, Ph.D.	46,300	$465,176
David Hallal	—	—
Ann Rhoads	—	—
David Lee	—	—
Tony Ho	—	—
Jill DeSimone	—	—
Robert Iannone	—	—

Treatment of the Company Stock Plans

The Merger Agreement provides that, prior to the Effective Time, iTeos will provide that, on and following the Effective Time, no holder of any Company Stock Option or Company Restricted Stock Unit will have the right to acquire any equity interest in iTeos or the Surviving Corporation and that each Company Stock Plan will be terminated as of the Effective Time, contingent upon the Closing.

Treatment of Company ESPP

The Merger Agreement provides that, as of the date of such agreement, iTeos will take all reasonable actions required to (i) terminate the Company ESPP and (ii) refund all amounts in the accounts of Company ESPP participants in accordance with the terms of the Company ESPP.

Employment Arrangements and Change in Control and Severance Benefits under Existing Relationships

Executive Employment Agreements

iTeos’s executive officers are Michel Detheux, Ph.D., Matthew Call, Matthew Gall, David Feltquate, M.D., Ph.D. and Yvonne McGrath, Ph.D.

On May 27, 2025, the Company entered into amendments to the existing employment agreements between the Company and each of Drs. Detheux and Feltquate and Messrs. Call and Gall, and an addendum to the employment contract with Dr. McGrath.

Under his employment agreement, as amended, if Dr. Detheux’s employment is terminated by the Company without Cause or by Dr. Detheux for Good Reason, in each case during the Change in Control Period (each as defined in Dr. Detheux’s employment agreement (the “Detheux Agreement”)), and subject to the execution of a separation agreement, including a general release of claims in the Company’s favor, Dr. Detheux will be entitled to receive a lump sum cash payment equal to 18 months of Dr. Detheux’s base salary and an amount equal to 1.5x Dr. Detheux’s target bonus in effect for the year in which the date of termination occurs. In addition, upon a termination of Dr. Detheux’s employment by the Company without Cause or by Dr. Detheux for Good Reason, he will be entitled to reimbursement of COBRA premiums for up to 18 months following termination and, notwithstanding anything to the contrary in any applicable award agreement, accelerated vesting of all time-based stock options and other stock-based awards subject to time-based vesting held by Dr. Detheux.

Under each of the employment agreements or contracts, as amended, with Drs. Feltquate and McGrath and Messrs. Call and Gall, if the executive’s employment is terminated by the Company without Cause (without serious cause, in the case of Dr. McGrath), or by the executive for Good Reason, in each case during the Change in Control Period (each as defined in the executive’s employment agreement or contract), and subject to the execution of a separation agreement, including a general release of claims in the Company’s favor, the executive will be entitled to receive a lump sum cash payment equal to 12 months of the executive’s base salary (inclusive of any payment during an applicable notice period, in the case of Dr. McGrath) and an amount equal to 1.0x the executive’s target bonus in effect for the year in which the date of termination occurs. In addition, upon a termination of the executive’s employment by the Company without Cause (without serious cause, in the case of Dr. McGrath) or by the executive for Good Reason, the executive, other than Dr. McGrath, will be entitled to reimbursement of COBRA premiums for up to 12 months following termination, and, notwithstanding anything to the contrary in any applicable award agreement, accelerated vesting of all time-based stock options and other stock-based awards subject to time-based vesting held by the executive.

Non-employee Director Compensation

iTeos has granted certain equity awards under the Company Stock Plans that are outstanding and held by iTeos’s non-employee directors. Pursuant to the terms and conditions of the equity award agreements issued under the Company Stock Plans to iTeos’s non-employee directors, the equity awards will accelerate in full upon a “sale event.” The Merger will be a “sale event” within the meaning of the Company Stock Plans.

Golden Parachute Compensation

In accordance with Item 402(t) of Regulation S-K, the table below sets forth the compensation that is based on or otherwise relates to the Merger that may be paid or become payable to each of Michel Detheux, Ph.D., Matthew Call, and David Feltquate, M.D., Ph.D. (iTeos’s “Named Executive Officers”) in connection with the Merger. Please see the previous portions of this section for further information regarding this compensation.

The amounts indicated in the table below are estimates of the amounts that would be payable assuming, solely for purposes of this table, that the Merger was consummated on August 29, 2025, and in the case of each Named Executive Officer, that the Named Executive Officer’s employment is terminated by iTeos without Cause, or by the Named Executive Officer for Good Reason, on that date.

In addition to the assumptions regarding the consummation date of the Merger and the termination of employment, these estimates are based on certain other assumptions that are described in the footnotes accompanying the table below. Accordingly, the ultimate values to be received by a Named Executive Officer in connection with the Merger may differ from the amounts set forth below.

Name	Cash ($)(1)	Equity ($)(2)	Total ($)
Michel Detheux, Ph.D.	1,657,026	2,469,490	4,126,516
Matthew Call	753,928	1,117,761	1,871,689
David Feltquate, M.D., Ph.D.	773,004	472,209	1,245,213

(1)

The cash amount represents (i) with respect to Drs. Detheux and Feltquate and Mr. Call, the total potential lump sum severance payments to each such Named Executive Officer ((x) for Dr. Detheux, the sum of (a) 18 months’ base salary, (b) 1.5x his target annual bonus, and (c) 12 months’ COBRA premiums, and (y) for Dr. Feltquate and Mr. Call, the sum of (a) 12 month’s base salary, (b) 1.0x their target annual bonus, and (c) 12 months’ COBRA premiums)) that may be payable in connection with the Merger if the Named Executive Officer’s employment is terminated by the Company without Cause or by the Named Executive Officer for Good Reason, in each case during the Change in Control Period (as such terms are defined in the Named Executive Officer’s employment agreement, as amended). Each such Named Executive Officer must timely execute a separation agreement, including a general release of claims in the Company’s favor, to receive severance payments. The amount of each payment described in this footnote is set forth in the table below.

Name	Salary Severance ($)	Bonus Severance ($)	COBRA Payment ($)	Total ($)
Michel Detheux, Ph.D.	1,007,100	604,260	45,666	1,657,026
Matthew Call	514,700	205,880	33,348	753,928
David Feltquate, Ph.D.	530,400	212,160	30,444	773,004

(2)

In connection with the Merger, outstanding Accelerated Vesting Stock Options and Accelerated Vesting Restricted Stock Units will receive full accelerated vesting, and (1) vested In-the-Money Options will be canceled in exchange for the right to receive (A) an amount in cash without interest, less any applicable tax withholding, equal to the product obtained by multiplying (x) the excess of the Cash Amount (or $10.047) over the per share exercise price of the Company Stock Option by (y) the number of Shares underlying such Company Stock Option; and (B) one CVR for each Share underlying such Company Stock Option, and (2) vested Company Restricted Stock Units will be canceled in exchange for the right to receive (A) an amount in cash without interest, less any applicable tax withholding, equal to the Cash Amount; and (B) one CVR. The amounts shown in this column reflect the value of the Accelerated Vesting Stock Options and Accelerated Vesting Restricted Stock Units to be received in connection with the Merger, as described in the preceding sentence, and exclude the value of the cash consideration, if any, to be received in respect of Company Stock Options that had already vested prior to the consummation of the Merger.

The aggregate values for each Named Executive Officer’s Accelerated Vesting Stock Options that are In-the-Money Options (“Accelerated ITM Options”) in the table below equal the product obtained by multiplying (x) the excess of the Cash Amount (or $10.047) over the per share exercise price of the Company Stock Option by (y) the number of Shares underlying such Company Stock Option. The aggregate values for each Named Executive Officer’s Company Restricted Stock Units in the table below represent the product of (i) the number of Company Restricted Stock Units held by the Named Executive Officer multiplied by (ii) the Cash Amount. The values in the below table do not account for the CVR, which has a value that is not determinable.

Name	Value of Accelerated ITM Options ($)	Value of Company Restricted Stock Units ($)
Michel Detheux, Ph.D.	1,375,623	1,093,867
Matthew Call	434,565	683,196
David Feltquate, M.D., Ph.D.	—	472,209

The foregoing summary and description of the material terms of the executive employment agreements, as amended, do not purport to be complete and are qualified in their entirety by reference to the full text of the employment agreements, as amended, which are filed as Exhibits (e)(14) through (e)(19) hereto and are incorporated herein by reference.

Future Arrangements

It may be the case that certain of the iTeos executive officers may remain employed following the Merger Closing Date; however, as of the date of this Schedule 14D-9, no post-closing employment opportunities or consulting engagements have been negotiated between the iTeos executive officers and Parent.

Section 16 Matters

The Company and the Board will, to the extent necessary and in accordance with the Merger Agreement, take appropriate actions to approve, for purposes of Rule 16b-3 under the Exchange Act, the dispositions or cancellations of Shares (including derivative securities with respect to such Shares) in connection with the Merger Agreement or the Transactions by each individual who is subject to the reporting requirements of Section 16 of Exchange Act.

Indemnification; Directors’ and Officers’ Insurance

Parent has agreed to cause the Surviving Corporation to honor and discharge all rights to indemnification existing in favor of the current or former directors or officers of iTeos for acts or omissions occurring at or prior to the Effective Time, as such indemnification provisions are provided for in the certificate of incorporation of iTeos, the bylaws of iTeos or indemnification agreements in effect as of the date of the Merger Agreement and previously made available to Parent, for a period of six (6) years.

At or prior to the Effective Time, iTeos has agreed to obtain and fully pay the premium for “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the Merger Agreement or any of the Transactions) for the period beginning upon the expiration date of the Offer and ending six (6) years from the Effective Time in favor of the current or former directors or officers of iTeos; provided that the maximum aggregate annual premium for such “tail” insurance policies shall not exceed 200% of the aggregate annual premium payable by the Company for coverage pursuant to its most recent renewal under the Existing D&O Policies (as defined in the Merger Agreement). If such “tail” insurance policies have been obtained by the Company, Parent shall cause such “tail” insurance policies to be maintained in full force and effect, for their full term, and cause all obligations thereunder to be honored by it and the Surviving Corporation. In the event the Company does not obtain such “tail” insurance policies, then, for the period beginning upon the expiration of the Offer and ending six (6) years from the Effective Time, Parent shall either purchase such six (6) year “tail” insurance policies or Parent will cause to be maintained in effect iTeos’s current directors’ and officers’ liability insurance covering each person currently covered by iTeos’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Effective Time; provided that in no event will Parent or iTeos be required to pay annual premiums for insurance in excess of 200% of the amount of the annual premiums currently paid by iTeos for the existing insurance policy, it being understood that Parent will be obligated to provide as much coverage as may be obtained for such 200% amount.

In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, will assume the obligations described above.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Recommendation of the iTeos Board

On July 18, 2025, the iTeos Board held a meeting at which the iTeos Board unanimously (i) determined that the Offer, the Merger and the other Transactions are fair to, and in the best interests of, the Company and the Company’s stockholders (other than Parent and its affiliates), (ii) duly authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation by the Company of the Transactions, (iii) declared that the execution, delivery and performance by the Company of the Merger agreement and the consummation by the Company of the Transactions were advisable, (iv) declared that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Offer Closing Time, and (v) recommended that the Company’s stockholders accept the Offer and tender their Shares of the Common Stock in the Offer.

Accordingly, and for the reasons described in more detail below in this Item 4 under the heading “Reasons for the Recommendation of the iTeos Board,” the iTeos Board recommends that the Company’s stockholders accept the Offer and tender their Shares of the Common Stock in the Offer.

A press release, dated July 21, 2025, issued by iTeos announcing the Offer, is included as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.

Background of the Offer and the Merger

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalog every conversation of or among the members of the iTeos Board, the Company, the Company’s representatives, Parent, Parent’s representatives or other parties.

The iTeos Board and the Company’s management periodically have reviewed and evaluated the Company’s strategic direction and business plans, with a view towards strengthening the Company’s business and identifying opportunities to enhance stockholder value, taking into account financial, industry, competitive and other considerations, including the Company’s clinical trials results, development programs and cash balance. As part of this process, from time to time, the iTeos Board and the Company’s management have reviewed potential strategic alternatives, including strategic acquisitions, business combinations, partnerships, licenses, collaborations, the sale of the Company or certain of its assets and other financial and strategic transactions.

Beginning in December 2024, the iTeos Board and the Company’s management engaged in a series of discussions regarding strategic alternatives, including the potential for an acquisition, license, collaboration or other strategic transaction leveraging the Company’s significant cash position, depending on the outcome of the GALAXIES Lung-201 Phase 2 study of belrestotug + dostarlimab. Following and consistent with these discussions, the Company’s management and, at the request of and in accordance with the direction of the Company’s management, TD Securities (USA) LLC (“TD Cowen”), contacted approximately 10 potential licensing, collaboration, business combination or acquisition counterparties. As a result of this outreach, the Company entered into a confidentiality agreement with one potential strategic merger counterparty, a public biotech company (which we refer to as “Strategic Merger Counterparty”), in May 2025, which did not contain a standstill provision.

On February 28, 2025, the iTeos Board approved the Company’s engagement of TD Cowen as financial advisor to the Company in connection with reviewing strategic options available to the Company, including acquisition and sale transactions, and the Company thereafter engaged TD Cowen for such purposes.

On March 1, 2025, a potential financial buyer (which we refer to as “Party A”) submitted to the Company a non-binding indication of interest (which we refer to as the “Party A March 1 Proposal”) to acquire 100% of the outstanding shares of iTeos Common Stock for a purchase price of $8.50 per share, representing an aggregate purchase price of $368.0 million, of which $348.0 million would be paid at the closing of the transaction and up to $20.0 million would be paid pursuant to a CVR pursuant to which the $20.0 million would be reduced by the amount of any shortfall in target net closing cash of the Company and other expenses. In addition, the Party A March 1 Proposal offered two additional CVRs, one based on the resolution of an uncertain tax position relating to the Company’s collaboration agreement with GlaxoSmithKline (“GSK”) and another equal to 40% of the value realized upon a sale or monetization of the Company assets. Party A stated that its proposal would provide the Company’s stockholders with up to $408.0 million, or $9.42 per share. Party A stated in the proposal that its intention was to sign a definitive merger agreement prior to the readout of data from the GALAXIES Lung-201 Phase 2 study of belrestotug + dostarlimab.

On March 4, 2025, the iTeos Board convened a regularly scheduled meeting, with members of the Company’s management in attendance. During the meeting, the Board discussed the Party A March 1 Proposal and, following discussion, the iTeos Board determined that the proposal was inadequate, particularly in light of the approaching readout of data from the GALAXIES Lung-201 Phase 2 study of belrestotug, and directed the Company’s management to reject the proposal.

On March 10, 2025, the Company sent a letter to Party A informing Party A that, after careful consideration, the Company rejected the Party A March 1 Proposal.

On March 12, 2025, Party A submitted to the Company an updated non-binding indication of interest (which we refer to as the “Party A March 12 Proposal”) to acquire 100% of the outstanding shares of iTeos Common Stock for a purchase price of $9.66 per share, representing an aggregate purchase price of $420.0 million, of which $400.0 million would be paid upfront and up to $20.0 million would be paid via the same post-closing CVR that had been included in the Party A March 1 Proposal. Party A also proposed the same two additional CVRs included in the Party A March 1 Proposal. Party A stated that its proposal would provide the Company’s stockholders with up to $462.0 million, or $10.63 per share. Party A restated in the proposal that its intention was to sign a definitive merger agreement prior to the readout of data from the GALAXIES Lung-201 Phase 2 study of belrestotug + dostarlimab.

On March 14, 2025, the Deal Committee of the iTeos Board (the “Deal Committee”), which had been established in 2023 to assist the Company’s management with evaluating opportunities to expand the Company’s pipeline and negotiate potential transactions, and which consisted of Jill DeSimone, David Hallal, Tony Ho and Tim Van Hauwermeiren, convened a meeting, with members of the Company’s management in attendance, to discuss the strategy for seeking and evaluating potential licensing, collaboration, acquisition or business combination counterparties. Also at the meeting, the members of the Deal Committee and the Company’s management discussed the Party A March 12 Proposal, and the Deal Committee determined that the revised proposal was inadequate, and directed the Company’s management to reject the proposal.

On March 14, 2025, the Company sent a letter to Party A informing Party A that, after careful consideration, the Company rejected the Party A March 12 Proposal.

During April 2025, the Deal Committee met with members of the Company’s management and, on certain occasions, with representatives of TD Cowen in attendance, to discuss updates to the Company’s evaluation of potential licensing, collaboration, acquisition or business combination opportunities.

On May 9, 2025, the iTeos Board convened a meeting, with members of the Company’s management in attendance. During the meeting, the iTeos Board reviewed data from the GALAXIES Lung-201 Phase 2 study of belrestotug + dostarlimab that had been shared with the Company by GSK pursuant to the Collaboration and License Agreement between iTeos Belgium S.A., a wholly owned subsidiary of the Company, and GSK, dated June 11, 2021 (the “GSK Agreement”). The Company’s management noted for the iTeos Board that GSK informed the Company that GSK was considering termination of the GSK Agreement, and the Company’s management presented a communication plan, including a draft press release and proposed timeline, regarding the data and potential termination of the GSK Agreement.

On May 13, 2025, iTeos Belgium S.A. received written notice from GSK that, in connection with the topline interim results from GALAXIES Lung-201 Phase 2 study, GSK had elected to terminate the GSK Agreement.

Also on May 13, 2025, the Company issued a press release announcing the topline interim results from GALAXIES Lung-201 Phase 2 study of belrestotug + dostarlimab and the termination of the belrestotug development program with GSK. The GALAXIES Lung-201 data continued to demonstrate clinically meaningful improvements in the trial’s primary endpoint of objective response rate, but did not meet established criteria for clinically meaningful improvements in the secondary endpoint of progression free survival in the belrestotug + dostarlimab combination cohorts versus dostarlimab monotherapy. Additionally, an interim analysis of the GALAXIES H&N-202 Phase 2 trial showed a trend below the meaningful threshold for objective response rate in the belrestotug combination cohorts vs. dostarlimab monotherapy in PD-L1 positive head and neck squamous cell carcinoma.

On May 15, 2025, TCP, TCM, Kevin Tang and related entities filed a Schedule 13G with the SEC, reporting beneficial ownership of 3,826,692 shares of iTeos, representing approximately 9.99% of the then-outstanding iTeos Common Stock.

On May 16, 2025, a representative of TCM spoke with a member of the Company’s management to discuss the Company’s May 13, 2025 announcement.

On May 23, 2025, the iTeos Board convened a meeting, with members of the Company’s management in attendance, to evaluate strategic alternatives for the Company following the termination of the GSK Agreement and cessation of the Company’s belrestotug program, the Company’s lead product candidate. During the meeting, the Company’s management outlined three principal alternatives for maximizing stockholder value: (i) liquidation of the Company, either by the Company or effected through the sale of the Company to a third party that would liquidate the Company, (ii) returning a portion of the Company’s cash to stockholders while continuing to develop the Company’s existing pipeline and (iii) pursuing a business development transaction, merger or acquisition. In connection with the liquidation scenario, members of the Company’s management described recent capital conservation measures and the process to explore a potential liquidation, including a Company-led wind-down and a sale of the Company. The iTeos Board and Company management also reviewed the status of the Company’s core pipeline, including ongoing development and out-licensing opportunities, and the Company’s management summarized recent discussions with the Strategic Merger Counterparty and their assessment of the opportunity. Members of the Company’s management also provided an overview of the process, timeline and anticipated costs associated with a potential reduction in force in Belgium. Following discussion of these alternatives, the iTeos Board determined that the remaining pipeline assets did not form the basis of a viable public company and that the likelihood of reaching acceptable terms with the Strategic Merger Counterparty was low. The iTeos Board also determined that it was in the best interests of the Company’s stockholders if the Company were to wind down its clinical and operational activities and focus on leveraging the Company’s cash balance to deliver near-term value to stockholders, including by implementing a reduction in force.

On May 28, 2025, the Company announced its intention to wind down its clinical and operational activities, noting that the action was taken as a result of the Company’s review of strategic alternatives to maximize stockholder value following the Company’s decision to terminate its belrestotug development program and the termination of the Company’s collaboration with GSK.

During the week of June 2, 2025, the Company’s management and, in accordance with the direction of the Company’s management, representatives of TD Cowen, sent a process letter on behalf of the Company to 20 potential counterparties requesting that preliminary, non-binding indications of interest to acquire 100% of the outstanding shares of iTeos Common Stock be submitted by June 12, 2025. These 20 parties consisted of 16 strategic and four financial counterparties, including Parent. An additional ten parties made unsolicited inquiries to the Company or representatives of TD Cowen.

On June 2, 2025, in accordance with the direction of the Company’s management, representatives of TD Cowen contacted representatives of Parent and TCM to inquire as to Parent’s interest in a potential transaction.

On June 3, 2025, representatives of Parent and TCM spoke with representatives of TD Cowen to discuss certain topics regarding the Company’s business, including certain of the Company’s clinical programs and financial information, and to further inquire as to Parent’s interest in a potential transaction.

On June 4, 2025, the Company executed a confidentiality agreement with a potential financial buyer (which we refer to as “Party B”), which did not contain a standstill provision.

On June 5, 2025, the Company executed a confidentiality agreement with another potential financial buyer (which we refer to as “Party C”), which did not contain a standstill provision.

On June 6, 2025, the iTeos Board established a Transaction Committee of the iTeos Board (the “Transaction Committee”), comprised of Jill DeSimone, David L. Hallal and Ann D. Rhoads as members and David L. Hallal as chair. The iTeos Board authorized the Transaction Committee to evaluate and discuss potential strategic alternatives, including, but not limited to, the sale or other disposition of the Company’s assets or the Company as a whole or the dissolution of the Company, with the Board retaining authority over final approval of any such transaction. The Transaction Committee was formed for convenience and efficiency, and was not formed to address any director conflict of interest and its members were not paid any additional compensation by the Company for serving on the committee.

On June 11, 2025, the Company executed a confidentiality agreement with TCM, the controlling owner of Parent, which did not contain a standstill provision.

Also on June 11, 2025, members of the Company’s management and a representative of TCM and Parent met in Boston, Massachusetts. At the meeting, members of the Company’s management provided an overview of the Company.

On June 12, 2025, TCM, Kevin Tang and related entities, together with Parent, filed a Schedule 13D with the SEC, reporting continued beneficial ownership of approximately 9.99% of iTeos Common Stock and disclosing that the reporting group may engage in discussions with the Company and its representatives and/or other stockholders and/or discuss with the Company different strategic alternatives or changes to the Company’s operations.

Also on June 12, 2025, Parent submitted to the Company a non-binding proposal (which we refer to as the “Parent June 12 Proposal”) to acquire 100% of the outstanding shares of iTeos Common Stock for a purchase price of $10.25 per share in cash (representing a difference between the Company’s projected net cash balance at closing after discharge of liabilities and the aggregate cash payment to shareholders (which we refer to as the “Cash Retention”) of approximately 3% of $490.0 million), plus two CVRs: the Additional Closing Net Cash CVR and the Legacy Product CVR (each as defined below). The “Additional Closing Net Cash CVR” represented the right to receive 100% of the final closing net cash in excess of $490 million, as determined within 30 days following the closing. The “Legacy Product CVR” was tied to the Company’s product candidates and/or intellectual property (the “Legacy Products”). If the legacy iTeos team were to consummate a capital raise of at least $20 million into a newly formed company to which the Legacy Products were contributed by the six-month anniversary of the closing, then the Legacy Product CVR would represent the right to receive an interest of 80% of the pre-money value in the newly formed company, with the remaining 20% interest allocated to the newly formed company’s employee equity plan. If no newly formed company capital raise were to be consummated by the six-month anniversary of the closing, then Parent would assume responsibility for business development and the Legacy Product CVR would represent the right to receive 80% of the net proceeds payable from any license or disposition of the Legacy Products between the six-month and 18-month anniversary of the closing, with the remaining 20% of net proceeds retained by Parent. The Parent June 12 Proposal was based on the availability of at least $490 million of closing net cash and approximately 46.3 million fully diluted shares outstanding calculated using the treasury stock method.

Also on June 12, 2025, Party A submitted to the Company a non-binding proposal (which we refer to as the “Party A June 12 Proposal”) to acquire 100% of the outstanding shares of iTeos Common Stock for an aggregate purchase price in cash representing a Cash Retention of approximately $9.5 million, or approximately 2% of $490.0 million, plus three CVRs. One of the CVRs would provide the Company’s stockholders with the right to receive 80% of the net proceeds from any disposition of the Company’s product candidate programs within two years after closing of the transaction. However, if Party A were to dose a patient in a clinical study for EOS-984 or EOS-215 within two years, the Company’s stockholders would be entitled to receive, in the aggregate, an amount equal to (i) $0.5 million at first dosing, (ii) $10.0 million at first FDA approval and (iii) $20.0 million if annual sales reach $1.0 billion. The second CVR would provide the Company’s stockholders with the right to receive a percentage of savings generated in winding down the Company’s operations, with 100% of savings realized before closing and 80% of savings within two years after closing. Stockholders could opt for a cash buyout at closing instead of the CVRs. The third CVR would provide the Company’s stockholders with the right to receive up to $47.7 million following the settlement of the Company’s uncertain tax position liability related to the GSK Agreement, less any payments or costs Party A incurred related to the tax liability.

Also on June 12, 2025, Party C submitted to the Company a non-binding proposal (which we refer to as the “Party C June 12 Proposal”) to acquire 100% of the outstanding shares of iTeos Common Stock for an aggregate purchase price in cash equal to 97% of an assumed $490.0 million of closing net cash, which represented a Cash Retention of approximately $15.0 million, or approximately 3% of $490.0 million, and one CVR representing the right for the Company’s stockholders to receive 80% of any net proceeds received from the sale, license or other disposition of any of the Company’s assets, intellectual property or technology (the “Party C Legacy Product CVR”).

On June 13, 2025, members of the Company’s management met with representatives of Party B, who indicated that Party B would evaluate making a proposal. However, Party B ultimately did not submit a proposal to acquire the Company.

On June 16, 2025, the Transaction Committee convened a meeting, with members of the Company’s management and representatives of TD Cowen in attendance, to discuss the Parent June 12 Proposal, the Party A June 12 Proposal, the Party C June 12 proposal and the option of self-liquidation. TD Cowen discussed with the Transaction Committee a summary of the financial terms of each proposal. The members of the Transaction Committee further discussed and reviewed each proposal, including estimated purchase price, Cash Retention, expected timing to close, transaction financing and other terms. Members of the Transaction Committee focused on the importance of selecting a counterparty that would provide a high degree of deal certainty, noting that Parent’s experience with prior transactions gave members of the Committee confidence in Parent’s ability to execute on the proposed transaction. TD Cowen then discussed an overview of potential next steps. After discussion, the Transaction Committee determined to recommend that the iTeos Board request “best and final” proposals by June 26, 2025.

On June 17, 2025, the iTeos Board convened a meeting, with members of the Company’s management and representatives of TD Cowen in attendance, to discuss the proposals received. TD Cowen discussed with the iTeos Board a summary of the financial terms of each proposal. The iTeos Board further discussed each proposal and the Company’s self-liquidation alternative. The iTeos Board also discussed negotiation strategies and next steps in the process, focusing on estimated purchase price and Cash Retention, total expected value, expected timing to close, transaction financing and other key terms of the proposals. As part of this discussion, the iTeos Board noted the importance of the ability of the counterparty to execute on the proposed transaction. TD Cowen then discussed an overview of a potential process timeline and next steps. Following discussion, the iTeos Board directed TD Cowen to request from Parent, Party A and Party C their “best and final” proposals by June 26, 2025, which representatives of TD Cowen did following the meeting, as directed.

On June 18, 2025, a member of the Company’s management spoke with the Chief Executive Officer and board member of a private biotechnology company and its investment banker, which previously had contacted the member of the Company’s management to propose the discussion. In the discussion, the biotechnology company proposed a reverse merger transaction pursuant to which $100 million of the Company’s cash would be retained in the merged company and the remainder would be distributed to the Company’s stockholders. Consistent with the iTeos Board’s direction to pursue a liquidation or sale of the Company to a financial buyer that would then liquidate the Company, the member of Company’s management informed the biotechnology company that the iTeos Board would not have interest in the proposal.

On June 20, 2025, the Company granted Parent access to a virtual data room to allow Parent to conduct due diligence on the Company. Subsequently, over the course of the following weeks, the Company responded to due diligence requests and held various due diligence calls with representatives of Parent and TCM.

On June 25, 2025, the Company granted Party A and Party C access to a virtual data room to allow each party to conduct due diligence on the Company. Subsequently, the Company responded to due diligence requests and, on June 30, 2025, held a due diligence call with representatives of Party C.

Also on June 25, 2025, a representative of the Company’s management and a representative of Party C met in Belgium, during which the representative of Party C discussed Party C’s interest in a potential acquisition of the Company by Party C.

On June 26, 2025, Parent submitted to the Company a revised non-binding proposal (which we refer to as the “Parent June 26 Proposal”) to acquire 100% of the outstanding shares of iTeos Common Stock for a purchase price of $10.355 per share in cash (representing a Cash Retention of $10.0 million, or approximately 2% of $490.0 million), and the two CVRs proposed in the Parent June 12 Proposal. The Parent June 26 Proposal was based on the availability of at least $490 million of closing net cash and approximately 46.35 million fully diluted shares outstanding calculated using the treasury stock method.

Also on June 26, 2025, Party C submitted to the Company a revised non-binding proposal (which we refer to as the “Party C June 26 Proposal”) to acquire 100% of the outstanding shares of iTeos Common Stock for an aggregate purchase price in cash equal to 98.25% of an assumed $490.0 million of closing net cash, which represented a Cash Retention of approximately $8.75 million, or 1.75% of $490.0 million, and two CVRs. The Party C Legacy Product CVR was revised to entitle holders to 90% of any net proceeds received from a sale, license or other disposition with no timing restriction. The June 26 Party C Proposal also included an additional CVR that would provide the Company’s stockholders with the right to receive 97% of any net cash of the Company as of the transaction closing in excess of $495.0 million. The June 26 Party C Proposal stated that Party C planned to fund the transaction with third-party debt financing and that Party C’s conversations with lenders were ongoing.

On June 27, 2025, the Transaction Committee met to discuss the Parent June 26 Proposal and the Party C June 26 Proposal. TD Cowen discussed with the Transaction Committee a summary of the financial terms of the Parent June 26 Proposal, the Party C June 26 Proposal and the Party A June 12 Proposal. The Transaction Committee also discussed the Company’s self-liquidation option and, in reviewing each bid, considered factors such as estimated purchase price, Cash Retention, expected timing to close, transaction financing, and key terms. Members of the Company’s management presented an analysis of the Company’s projected cash levels at the closing of an acquisition of the Company or a self-liquidation and members of the Transaction Committee asked questions and engaged in a discussion. Based on the discussion, the Transaction Committee decided to focus on Parent as a lead potential counterparty and to proceed with negotiating transaction documentation with Parent based on the Parent June 26 Proposal given that Parent’s due diligence process was substantially more advanced than other bidders, Parent’s credibility in light of its track record of executing similar transactions and perceived ability to execute and close a potential transaction in a timely manner. Members of the Transaction Committee also determined that the Company should continue the due diligence process with the other bidders and refine inputs and assumptions for the evaluation of the Company’s self-liquidation alternative.

Later on June 27, 2025, Party A submitted to the Company a revised non-binding proposal (which we refer to as the “Party A June 27 Proposal”) to acquire 100% of the outstanding shares of iTeos Common Stock for an aggregate purchase price in cash representing a Cash Retention of approximately $9.5 million, or approximately 2% of $490.0 million, and two CVRs. The Party A June 27 Proposal no longer included the CVR related to the uncertain tax position, and the other two CVRs included in the Party A June 27 Proposal had the same terms as those included in the Party A June 12 Proposal.

On June 30, 2025, in accordance with the direction of the Transaction Committee, a representative of TD Cowen spoke with a representative of Parent to inform Parent that the Company was willing to proceed with negotiating transaction documentation with Parent based on the Parent June 26 Proposal to the Company.

On July 7, 2025, Party C sent the Company a “highly interested” letter from a bank on behalf of Party C, proposing to arrange the financing of the estimated $470.0 million purchase price of the proposed transaction, subject to certain conditions including satisfactory due diligence of the Company.

On July 8, 2025, representatives of the Company’s legal counsel, Ropes & Gray LLP (“Ropes & Gray”), held a call with representatives of Parent’s legal counsel, Gibson Dunn & Crutcher LLP (“Gibson Dunn”), to discuss the proposed transaction documentation.

On July 9, 2025, representatives of Ropes & Gray informed representatives of Gibson Dunn that the Company’s preference was to use a CVR structure that did not involve the formation and financing of a new holding company and instead provided the Company’s stockholders with 80% of the net proceeds from the licensing, sale or other disposition of the Company’s product candidates, as the Company believed that this simplified structure would provide greater certainty with respect to the execution and timing of the transaction.

Subsequently on July 9, 2025, representatives of Parent sent to members of the Company’s management and representatives of Ropes & Gray an initial draft of the Merger Agreement, the CVR Agreement, and other ancillary agreements. The draft Merger Agreement included a fixed price per share in cash of $10.047 for the Offer and the Merger payable at closing, based on a minimum closing net cash condition of $475.0 million, which per share price was lower than the Parent June 26 Proposal given updated information regarding the Company’s fully diluted shares of capital stock, but represented the same $10.0 million Cash Retention amount. The draft Merger Agreement provided for: (i) the transaction to be structured as a tender offer followed immediately by a merger pursuant to Section 251(h) of the DGCL; (ii) the acceleration and cash-out of certain Company equity awards; (iii) customary exceptions to the definition of “Company Material Adverse Effect”; (iv) customary representations and warranties with respect to the Company, Parent and Merger Sub; (v) the Company’s ability to provide due diligence to, and negotiate a merger agreement with, a party making an unsolicited acquisition proposal that constitutes or would reasonably be expected to lead to a superior company proposal; and (vi) the Company’s ability to terminate the Merger Agreement to accept a superior company proposal after providing Parent with a right to match such proposal. The draft Merger Agreement also included: (i) a condition to Parent’s obligation to consummate the tender offer that the Company’s closing net cash be at least $475.0 million; (ii) an $8.4 million termination fee payable by the Company if the Merger Agreement is terminated in certain circumstances, including in connection with entering into a superior company proposal; and (iii) a requirement for the Company to reimburse all transaction-related expenses of Parent up to $500,000 if the Merger Agreement is terminated by Parent in certain circumstances. The draft CVR Agreement provided for one CVR that would provide the Company’s stockholders with the right to receive (A) 100% of any net cash of the Company as of the transaction closing in excess of $475.0 million; and (B) 80% of the net proceeds from the licensing, sale or other disposition of the Company’s product candidates that is received within 18 months of the closing of the transaction.

On July 11, 2025, a representative of Party C sent to members of the Company’s management and representatives of TD Cowen an initial draft of the merger agreement, which, among other things, contemplated a one-step merger and an outside date four months from the date of signing the agreement.

On July 13, 2025, representatives of Ropes & Gray delivered a revised draft of the Merger Agreement, CVR Agreement and other transaction documents to representatives of Parent and Gibson Dunn. The revised draft of the CVR Agreement provided for, among other things, (i) an extended period during which proceeds from a disposition of CVR products would be payable to CVR holders, such that if a disposition occurred within eighteen (18) months of the merger closing, then CVR holders would be entitled to 80% of the net proceeds from such disposition received within ten (10) years of the merger closing, and (ii) expanded the CVR products to include the Company’s PTPN1/2 program and any product or product candidate covered by the claims of a patent, patent application or similar instrument owned by the Company as of the merger closing.

On July 14, 2025, the Transaction Committee convened a meeting, with members of the Company’s management and representatives of TD Cowen and Ropes & Gray in attendance. Members of the Company’s management reviewed the Company’s projected cash position at the closing of the potential transaction. TD Cowen provided a summary of the Company’s strategic review process to date, including the most recent proposals from Parent, Party A and Party C. Members of the Transaction Committee, management and advisors discussed the receipt of draft transaction documentation from Party C, which included a financing condition and provided for a longer period between signing and closing than a transaction with Parent. TD Cowen reviewed the financial terms of Parent’s proposal, the Company’s management reviewed the Company’s self-liquidation analysis, and representatives of Ropes & Gray summarized the key terms of the draft Merger Agreement and CVR Agreement that Parent had provided and reviewed an illustrative timeline for a tender offer. Following discussion, the Transaction Committee determined to continue to negotiate draft definitive documentation with Parent, which the Transaction Committee continued to view as the lead potential counterparty given that Parent’s due diligence process was substantially more advanced than other bidders, Parent’s credibility in light of its track record of executing similar transactions and ability to execute and close a potential transaction in a timely manner. The Transaction Committee also instructed the management team to refine its estimates for wind-down costs and finalize its projection for cash at transaction closing and liquidation analysis.

From July 14, 2025 to July 18, 2025, representatives of Parent, Merger Sub and Gibson Dunn, on the one hand, and members of the Company’s management and Ropes & Gray, on the other hand, exchanged revised drafts of the Merger Agreement, CVR Agreement, Limited Guaranty and other transaction documents and agreed on final forms of the definitive documents for the transaction. The revised draft of the CVR Agreement reflected certain revisions, including: (i) a reduced period during which proceeds from a disposition of Legacy Products would be payable to CVR holders, such that if a disposition occurred within six (6) months of the merger closing, then CVR holders would be entitled to 80% of the net proceeds from such disposition received within 8.5 years of the merger closing; and (ii) a change in the definition of CVR products to exclude iTeos’ product candidates known as belrestotug (also known as EOS-448/GSK4428859A) and inupadenant (also known as EOS-850).

On July 15, 2025, the iTeos Board held a meeting, with members of the Company’s management and representatives of TD Securities and Ropes & Gray in attendance. Members of the Company’s management and TD Cowen reviewed the terms of Parent’s proposed acquisition of the Company. The Company’s management reviewed the Company’s self-liquidation analysis and projection for cash at transaction closing. After discussion and approval by the iTeos Board of management’s liquidation analysis, including for purposes of TD Cowen’s analysis and opinion, TD Cowen reviewed its preliminary financial analysis of the $10.047 per Share upfront cash consideration with the iTeos Board based on management’s liquidation analysis. A representative of Ropes & Gray reviewed the key terms of Parent’s draft Merger Agreement, CVR agreement and other transaction documentation and advised the iTeos Board regarding its fiduciary duties. Following discussion, the iTeos Board directed the Company’s management and the Company’s advisors to continue negotiating with Parent the draft Merger Agreement and other transaction documents, noting Parent’s credibility in light of its track record of executing similar transactions and ability to execute and close a potential transaction in a timely manner.

On July 18, 2025, the iTeos Board convened a meeting, with members of the Company’s management and representatives of TD Cowen and Ropes & Gray in attendance. TD Cowen reviewed its financial analysis of the $10.047 per Share upfront cash consideration with the iTeos Board based on management’s liquidation analysis and delivered an oral opinion, confirmed by delivery of a written opinion dated July 18, 2025, to the iTeos Board to the effect that, based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by TD Cowen as set forth in such opinion, as of July 18, 2025, the $10.047 per Share upfront cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares (other than, as applicable, TCM, Parent, Merger Sub and their respective affiliates) was fair, from a financial point of view, to such holders. Representatives of Ropes & Gray then reminded the members of the iTeos Board of their fiduciary duties and summarized changes to the terms in the Merger Agreement, the CVR Agreement and the other transaction documents since the iTeos Board’s July 15 meeting. Following additional discussion and consideration of the Merger Agreement and the Offer, the Merger and the other Transactions and the materials that had previously been circulated to the iTeos Board, the iTeos Board unanimously, among other things: (i) determined that the Offer, the Merger and the other Transactions are fair to, and in the best interests of, the Company and the Company’s stockholders (other than the holders of Excluded Shares), (ii) duly authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation by the Company of the Transactions, (iii) declared that the execution, delivery and performance by the Company of the Merger agreement and the consummation by the Company of the Transactions were advisable, (iv) declared that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Offer Closing Time, and (v) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares of the Common Stock in the Offer.

Later, on July 18, 2025, following the iTeos Board’s approval of the Merger Agreement and the Transactions, the Company, Parent and Merger Sub executed and delivered the Merger Agreement.

Before the opening of trading of the U.S. stock markets on July 21, 2025, the Company issued a press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer by Parent to acquire all of the outstanding shares of iTeos Common Stock at the Offer Price.

On August 1, 2025, Parent commenced the Offer pursuant to the Merger Agreement.

Reasons for the Recommendation of the iTeos Board

In evaluating the Offer, the iTeos Board consulted with the Company’s management and outside legal and financial advisors, and, in determining to recommend that stockholders tender their shares into the Offer, the iTeos Board considered a number of reasons, including, without limitation, the following (not necessarily in the order of importance):

•

Certainty of Value. The cash component of the Offer Price and the Merger Consideration provides certain and immediate value and liquidity to the Company’s stockholders for their Shares, and the proceeds from the CVRs, if any, may provide additional value and liquidity to the Company’s stockholders, especially when viewed against the internal and external risks and uncertainties associated with macroeconomic conditions, including the current state of the U.S. and global economies, and the potential impact of such risks and uncertainties on the Company’s projected cash runway and the trading price of the Shares;

•

Best Offer. The iTeos Board’s belief that (i) as a result of the negotiating process, the Company had obtained Parent’s best offer, (ii) there was substantial risk of losing Parent’s offer of $10.047 per Share plus the CVRs if the Company determined that it should pursue a higher price or delay execution of the Merger Agreement, and (iii) based on the conversations and negotiations with Parent, as of the date of the Merger Agreement, the Offer Price represented the highest price reasonably obtainable by the Company under the circumstances;

•	No Financing Condition. The fact that the Transactions are not subject to a financing condition, and that TCP provided a limited guaranty to support the funding of the Transactions;

•

CVR. The fact that the Transactions offer stockholders a potential opportunity to, within specified parameters, receive (A) 100% of the Additional Closing Net Cash Proceeds (as defined in the CVR Agreement), and (B) 80% of the net proceeds from a Disposition (as defined in the CVR Agreement) of the Company’s product candidates and/or intellectual property within six months of the closing of the Merger;

•

Prospects of iTeos on a Standalone Basis. The iTeos Board’s assessment of the business, operations, prospects, strategic and short- and long-term operating plans, assets, liabilities and financial condition of the Company if it continued to operate independently and pursue its business on a standalone basis. The iTeos Board took into account the execution risks and substantial financing requirements and challenges associated with continued independence, particularly in light of the discontinuation of the Company’s clinical programs following the iTeos Board’s determination in May 2025 that it intended to wind down clinical and operational activities;

•

Expected Return to Stockholders if iTeos Liquidated. The expected return to stockholders were the Company to pursue a liquidation, including that, based on an analysis performed by the Company’s Chief Financial Officer, a liquidation would potentially result in approximately $506 million in cash consideration in the aggregate and 100% of the benefit from any monetization of the Company’s technology and product candidates, as compared to the approximately $465 million in upfront cash consideration available to stockholders in the Offer and the Merger, plus a CVR pursuant to which the Company’s stockholders could receive 80% of the benefit from any monetization of the Company’s technology and product candidates and 100% of the final closing net cash in excess of $475 million. However:

•

a liquidation would likely result in a distribution to stockholders in the relative near term of less than the aggregate approximately $465 million in upfront cash consideration to be paid in the Offer and the Merger given the need to withhold cash to cover unknown or unforeseen potential liabilities, with any later distribution potentially reduced by any such liabilities that arise, and that future payments would be less valuable to stockholders since received potentially years into the future versus at the consummation of the Offer and Merger, which is anticipated to occur in the third quarter of 2025;

•

an orderly liquidation would likely not be completed for over three years and would require that the Company’s management continue to operate for approximately six months in light of ongoing clinical trial responsibilities that will be wound down before operations are sufficiently completed to transfer operations to advisors, followed by outside advisors conducting additional operations and the Company’s expectations regarding timing and costs could prove incorrect and result in the Company continuing to incur incremental costs for a longer period, which would reduce the cash consideration otherwise available for distribution to stockholders;

•

the Company’s directors and officers do not have substantial experience with liquidation of companies, and the Company would likely need to hire consultants to assist with that effort, the estimated costs of which could be more than currently anticipated and which could further reduce the cash consideration otherwise available for distribution to stockholders; and

•

the Company’s directors and officers would also likely need to hire and compensate consultants to assist with efforts to monetize the Company’s technology and product candidates, the estimated costs of which could be more than currently anticipated and which could further reduce the cash consideration otherwise available for distribution to stockholders and also potentially any benefits available from such liquidation effort, if such compensation arrangement provided for a percentage compensation mechanism.

•

Attractive Price. The historical market prices for the Shares, and the fact that the Offer Price represents an approximately 17.8% premium to the closing price of the Shares on May 27, 2025, the last trading day prior to public announcement by the Company that it intended to wind down its operations as part of its comprehensive review of strategic alternatives;

•

Results of Market Check Process. The fact that the Company conducted a market check, with the assistance of the Company’s outside legal counsel and financial advisor, including outreach and discussions with potential parties that were, in the view of the Company with input from the Company’s management and financial advisor, reasonably likely to have interest in a potential strategic transaction involving the Company; and that none of those potential parties offered a transaction that the iTeos Board considered more advantageous to stockholders than the Transactions, including as to price and certainty of closing;

•

Low Likelihood of Regulatory Impediment; High Likelihood of Closing. The belief of the iTeos Board that the likelihood of completing the Merger is high, particularly in light of the lack of any required competition filings and the terms of the Transaction Documents, taking into account both the conditions to Closing being specific and limited;

•	Successful Negotiations with TCP. The enhancements that the Company and its advisors were able to obtain to Parent’s June 12 Proposal during the course of negotiations;

•

Opportunity to Accept a Superior Proposal. The fact that the terms of the Merger Agreement permit the Company to respond to unsolicited third-party proposals and to terminate the Merger Agreement in connection with accepting such a superior proposal;

•

Minimum Condition. Pursuant to the terms of the Merger Agreement, the Offer and the Merger will not be completed unless the number of shares of Common Stock validly tendered and not validly withdrawn, together with any Shares beneficially owned by Parent or any of its affiliates, equals at least one Share more than 50% of all Shares then outstanding, which condition may not be waived;

•

Appraisal Rights. Stockholders who do not believe that the Offer Price represents fair consideration for their Shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL; and

•

Opinion of Financial Advisor to iTeos. The opinion of TD Cowen, dated July 18, 2025, to the iTeos Board as to the fairness, from a financial point of view and as of the date of such opinion, of the $10.047 per Share upfront cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares (other than, as applicable, TCP, Parent, Merger Sub and their respective affiliates), which opinion was based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by TD Cowen set forth in such opinion as more fully described under the heading “—Opinion of Financial Advisor to iTeos”.

In the course of its consideration of the Offer, iTeos’ Board also considered a variety of uncertainties, risks, and other reasons against the Offer, including, without limitation, the following (not necessarily in the order of importance):

•

Business Operation Restrictions. The fact that the Merger Agreement imposes restrictions on the conduct of the Company’s operations in the pre-closing period, which may adversely affect the Company’s operations;

•

No Solicitation and Termination Fee. The fact that, subject to certain exceptions, the Merger Agreement precludes the Company from soliciting alternative acquisition proposals, and requires the Company to pay to Parent a termination fee of $8.4 million in certain circumstances, including in certain circumstances in which the Merger Agreement is terminated when an alternative proposal became publicly known prior to such termination, and the Company later enters in any agreement with respect to an alternative proposal or consummates an alternative transaction within 12 months after such termination;

•

Transaction Expenses. The substantial transaction expenses to be incurred in connection with the Transactions and the negative impact of such expenses on the Company’s cash reserves and operating results should the Transactions not be completed, including the potential expense reimbursement amount of up to a maximum amount of $500,000 payable by the Company to Parent if the Merger Agreement is terminated by Parent under certain circumstances; and

•

Interests of Insiders. The interests that certain directors and executive officers of the Company may have with respect to the Transactions that may be different from, or in addition to, their interests as stockholders of the Company or the interests of the Company’s other stockholders generally, including the treatment of equity awards held by such directors and executive officers in the Merger and the obligation of the Surviving Company to indemnify the Company’s directors and officers against certain claims and liabilities.

The foregoing discussion of reasons considered by the iTeos Board is not, and is not intended to be, exhaustive but includes the material reasons considered by the iTeos Board. In light of the variety of reasons considered in connection with its evaluation of the Transactions and the complexity of these matters, the iTeos Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the various reasons considered in reaching its determinations and recommendations. Moreover, each member of the iTeos Board applied his or her own business judgment to the process and may have given different weight to different reasons. The iTeos Board did not undertake to make any specific determination as to whether any reason, or any particular aspect of any reason, supported or did not support its ultimate determination of the iTeos Board. Instead, the iTeos Board based its recommendation on the totality of the information presented.

The foregoing description of the iTeos Board’s consideration of the reasons supporting the Transactions is forward-looking in nature. This information should be read in light of the reasons discussed in Item 8 under the heading “Additional Information—Forward Looking Statements.

iTeos Management Liquidation Analysis

To assist the iTeos Board’s analysis and decision with respect to whether to enter into the Merger Agreement and engage in the Transactions and to recommend that the Company’s stockholders tender their Shares into the Offer, iTeos management prepared certain estimates upon a liquidation of the Company reflecting iTeos’ management financial analysis of the per Share amount that might be realized in a liquidation as an alternative to pursuing the Transactions (the “Liquidation Analysis”). The Liquidation Analysis, prepared as of July 18, 2025, assumed the commencement of a liquidation process and an initial distribution of cash to holders of Shares in December 2025 (the “Initial Distribution”). The Liquidation Analysis also was provided to TD Cowen, which was authorized and directed to use and rely upon such analysis for purposes of TD Cowen’s analysis and opinion to the iTeos Board.

iTeos management estimated that, after considering payments of clinical trial wind-down costs, including a payment to GlaxoSmithKline Intellectual Property (No. 4) Limited (“GSK”) in connection with termination of the license and collaboration agreement between iTeos Belgium S.A., the Company’s wholly owned subsidiary, and GSK, operating costs, lease payments, severance, insurance and other expenses, approximately $506 million in cash would be available at the commencement of the liquidation process and that approximately $427 million (including cash from option exercises), or $9.26 per Share, of this amount could prudently be disbursed to the Company’s stockholders in the Initial Distribution. Based on management’s good faith estimate, the remaining $85 million would be held back to satisfy the Company’s outstanding liabilities and obligations, as well as unknown or contingent liabilities, within 36 months following the initial filing for dissolution (the “Holdback Period”) and, assuming 90% of the remaining $85 million is available to be disbursed to stockholders, $73 million, or $1.59 per Share, would be available to be disbursed to stockholders as a final distribution at the end of the Holdback Period, resulting in an undiscounted total distribution upon final liquidation of approximately $10.86 per Share, assuming approximately 46.1 million fully diluted Shares outstanding under the treasury stock method.

However, the timing of the distributions, if any, and the actual percentage of the remaining amount after the Initial Distribution that would be available for further distribution would depend on various factors, such as the actual expenses incurred, the amount of wind-down costs, the amount required to settle the Company’s remaining obligations under current contracts, the need to retain employees to facilitate the wind-down, the need to retain the services of outside contractors to assist with the wind-down and the satisfaction by iTeos of its remaining obligations (including obligations to continue SEC filings) and the need to retain funds beyond the Initial Distribution for unknown or contingent liabilities, each of which could be material and the total amount of which cannot currently be estimated. There can be no assurance that any fees, expenses, contingencies or other obligations that the Company may incur will be within the range of estimated amounts provided in the Liquidation Analysis, that the Liquidation Analysis accounts for all possible such fees, expenses, contingencies or other obligations of the Company or that the estimated distributions will be realized at the estimated amounts, if at all.

iTeos Management Liquidation Analysis

(values in USD millions, except per share amounts)

	2025E						2026E	2027E	2028E
	July	August	September	October	November	December
Beginning Cash(a)	$590	$580	$559	$510	$508	$508	$85	$79	$80
Operating Expenses
R&D and G&A
Belrestotug Termination Invoice	—	—	(32)	—	—	—	—	—	—
2Q25 and 3Q25 Costs	(10)	(7)	(5)	—	—	—	—	—	—
Trial Wind-Down	—	—	—	(0)	(0)	(0)	—	—	—
Ongoing R&D Support	—	—	—	(1)	(1)	(1)	(5)	—	—
Lease Payments	—	—	—	(2)	—	—	—	—	—
Other Costs	(0)	(5)	(1)	—	—	(2)	(0)	—	—
Interest Income	2	2	2	2	2	2	3	3	3
Severance	(2)	(10)	(12)	—	—	—	—	—	—
D&O Tail	—	(0)	—	(0)	(0)	(0)	(2)	—	—
Legal & Accounting	(0)	(0)	(0)	(0)	(1)	(1)	(2)	(2)	(2)

Total Burn	($11)	($21)	($48)	($2)	($0)	($2)	($6)	$1	$1
Cash Available for Distribution	$580	$559	$510	$508	$508	$506	$79	$80	$82
Less: Initial Distribution						(421)
Ending Cash	$580	$559	$510	$508	$508	$85	$79	$80	$82

Undiscounted
Total Cash Available for Distribution	$506
Less: Holdback Period Obligations	(85)
Cash Available for Distribution Upon Dissolution Filing	$421
Cash from Option Exercise(b)	6
Cash Available for Distribution After Option Exercise	$427
Total Shares Outstanding(c)	46.1
Implied per Share Amount for Initial Distribution (December 2025E)	$9.26
Net Cash after Three Years	$82
% Distributed in Final Distribution	90%
Final Net Cash Distributable to Stockholders (December 2028E)	$73
Total Shares Outstanding(c)	46.1
Implied per Share Amount for Final Distribution (December 2028E)	$1.59
Total Distributable Amount per Share	$10.86

(a)	Represents cash, cash equivalents and investments as of June 30, 2025.
(b)	Assumes vested in-the-money options are exercised.
(c)

Assumed 90% will be available to be distributed to iTeos stockholders after the three-year Holdback Period based on iTeos management’s good faith estimate for future unknown liabilities that may arise.

(d)	Includes 44.2 million Shares outstanding, 0.5 million iTeos RSUs and 1.4 million in-the-money options with weighted average exercise price of $4.60 per Share. Excludes unvested options and iTeos RSUs.

Opinion of Financial Advisor to iTeos

iTeos has engaged TD Cowen as financial advisor to iTeos in connection with the Offer and the Merger. In connection with this engagement, the iTeos Board requested that TD Cowen evaluate the fairness, from a financial point of view, of the $10.047 per Share upfront cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares (other than, as applicable, TCP, Parent, Merger Sub and their respective affiliates).

At a meeting of the iTeos Board held on July 18, 2025, TD Cowen reviewed its financial analysis of the $10.047 per Share upfront cash consideration with the iTeos Board and delivered an oral opinion, confirmed by delivery of a written opinion dated July 18, 2025, to the iTeos Board to the effect that, based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by TD Cowen as set forth in such opinion, as of July 18, 2025, the $10.047 per Share upfront cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares (other than, as applicable, TCP, Parent, Merger Sub and their respective affiliates) was fair, from a financial point of view, to such holders. The full text of TD Cowen’s written opinion, dated July 18, 2025, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. The summary of TD Cowen’s written opinion set forth herein is qualified in its entirety by reference to the full text of such opinion. TD Cowen’s analysis and opinion were prepared for and addressed to the iTeos Board and were directed only to the fairness, from a financial point of view, of the $10.047 per Share upfront cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares (other than, as applicable, TCP, Parent, Merger Sub and their respective affiliates). TD Cowen’s opinion did not in any manner address the underlying business decision of iTeos to effect the Transaction or the relative merits of the Transaction as compared to other business strategies or transactions that might be available to iTeos. The $10.047 per Share upfront cash consideration was determined through negotiations between iTeos and Parent and TD Cowen’s opinion did not constitute a recommendation to the iTeos Board on whether or not to approve the Offer or the Merger and does not constitute a recommendation to any securityholder or any other person as to whether to tender Shares in the Offer or take any other action in connection with the Offer or the Merger or otherwise.

In connection with its opinion, TD Cowen reviewed and considered such financial and other matters as it deemed relevant, including, among other things:

•	a draft, dated July 18, 2025, of the Merger Agreement and a form of the related CVR Agreement;

•	certain publicly available financial and other information for iTeos and certain other relevant financial and operating data furnished to TD Cowen by the management of iTeos;

•

certain internal financial forecasts, estimates and other information, primarily relating to a potential liquidation of iTeos, provided by the management of iTeos and considered, based on iTeos management’s liquidation analysis, the net present value of the estimated amount per Share potentially distributable to holders of Shares upon such liquidation;

•

discussions TD Cowen had with certain members of the management of iTeos concerning the historical and current business operations, financial condition and prospects of iTeos and such other matters that TD Cowen deemed relevant; and

•	such other information, financial studies, analyses and investigations and such other factors that TD Cowen deemed relevant for the purposes of its opinion.

As the iTeos Board was aware, TD Cowen was advised by the management of iTeos that (i) iTeos did not have a standalone business plan and that iTeos intended, in the absence of a sale or similar transaction involving iTeos, to pursue a liquidation of iTeos, and (ii) the internal financial forecasts, estimates and other information prepared by the management of iTeos relating to such liquidation reflected that a de minimis portion of the Additional Closing Net Cash Proceeds would be payable to holders of Shares and did not reflect any sales or other divestitures of legacy iTeos product candidate or programs in the ordinary course of business. Accordingly, at the direction of the iTeos Board, TD Cowen relied for purposes of its analysis and opinion primarily on management’s liquidation analysis of iTeos and TD Cowen ascribed no value to the CVR.

In conducting its review and arriving at its opinion, TD Cowen, at the direction of the iTeos Board, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to TD Cowen by iTeos or that was publicly available or was otherwise reviewed by TD Cowen. TD Cowen did not undertake any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. TD Cowen relied upon the representations of iTeos that all information provided to TD Cowen by iTeos was accurate and complete in all material respects and TD Cowen expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which TD Cowen becomes aware after the date of TD Cowen’s opinion.

TD Cowen was advised, and TD Cowen assumed, that the financial forecasts, estimates and other information provided by the management of iTeos that TD Cowen was directed to utilize for purposes of its analysis and opinion were reasonably prepared by the management of iTeos on bases reflecting the best currently available estimates and good faith judgments of such management as to a potential liquidation of iTeos and the other matters covered thereby, and that such financial forecasts, estimates and other information provided a reasonable basis for its analysis and opinion. TD Cowen relied on the assessments of the management of iTeos as to, among other things, (i) the product candidates, pipeline, technology and other intellectual property of iTeos, and the viability of and risks associated with such product candidates, pipeline, technology and other intellectual property, and (ii) the liquidity needs of, and capital resources available to, iTeos for its business and operations. TD Cowen assumed that there would be no developments with respect to any such matters that would have an adverse effect on iTeos, the Offer or the Merger or that otherwise would be meaningful in any respect to TD Cowen’s analyses or opinion. TD Cowen expressed no opinion as to the financial forecasts, estimates and other information utilized in TD Cowen’s analysis or the assumptions on which they were based.

In addition, TD Cowen assumed that there had been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of iTeos since the dates of the last financial statements made available to TD Cowen. TD Cowen did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of iTeos or any other entity, nor was TD Cowen furnished with such materials. TD Cowen did not conduct nor did TD Cowen assume any obligation to conduct any physical inspection of the properties or facilities of iTeos or any other entity. TD Cowen also did not evaluate the solvency or fair value of iTeos or any other entity under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters. In addition, TD Cowen did not undertake an independent evaluation of any actual or potential litigation, settlements, governmental or regulatory proceedings or investigations, possible unasserted claims or other contingent liabilities to which iTeos or any other entity may be a party or subject. TD Cowen’s opinion did not address any legal, tax, accounting or regulatory matters related to the Merger Agreement, the CVR Agreement, the Offer or the Merger, as to which TD Cowen assumed that iTeos and the iTeos Board received such advice from legal, tax, accounting and regulatory advisors as each determined appropriate.

TD Cowen’s opinion addressed only the fairness of the $10.047 per Share upfront cash consideration from a financial point of view and as of the date of its opinion, without regard to individual circumstances of specific holders (whether by virtue of control, voting or consent, liquidity, contractual arrangements, vesting or acceleration of securities or otherwise) that may distinguish such holders or the securities of iTeos held by such holders, and TD Cowen’s opinion did not in any way address proportionate allocation or relative fairness among such holders, holders of any other securities of iTeos or otherwise. TD Cowen expressed no view as to any other aspect or implication of the Offer or the Merger, including, without limitation, the form or structure of the Offer or the Merger or any term, aspect or implication of the CVR, any tender and support agreement, guaranty or any other agreement, arrangement or understanding entered into in connection with the Offer, the Merger or otherwise. TD Cowen’s opinion was necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by TD Cowen on the date of such opinion. It should be understood that although subsequent developments may affect TD Cowen’s opinion, TD Cowen does not have any obligation to update, revise or reaffirm its opinion and TD Cowen expressly disclaims any responsibility to do so. As the iTeos Board was aware, the credit, financial and stock markets, the industry in which iTeos operates and the business and securities of iTeos, have experienced and may continue to experience volatility and disruptions, and TD Cowen expressed no view as to any potential effects of such volatility or disruptions on iTeos, the Offer or the Merger.

TD Cowen did not consider any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering its opinion, TD Cowen assumed in all respects relevant to its analyses that the representations and warranties of each party contained in the Merger Agreement and the CVR Agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement and the CVR Agreement and that all conditions to the consummation of the Offer and the Merger would be satisfied without waiver thereof. TD Cowen also assumed that the final versions of the Merger Agreement and the CVR Agreement, when executed, would be substantially similar to the versions reviewed by TD Cowen. TD Cowen further assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement and the CVR Agreement would be obtained and that in the course of obtaining any of those consents no restrictions would be imposed or waivers made that would have an adverse effect on iTeos, the Offer or the Merger. In addition, TD Cowen assumed that the Offer and the Merger would be consummated in a manner that complies with the provisions of applicable securities laws and all other applicable state, federal or foreign statutes, rules and regulations.

It was understood that TD Cowen’s opinion was intended for the benefit and use of the iTeos Board (in its capacity as such) in its evaluation of the $10.047 per Share upfront cash consideration. TD Cowen’s opinion did not constitute a recommendation to the iTeos Board on whether or not to approve the Offer or the Merger and does not constitute a recommendation to any securityholder or any other person as to whether to tender Shares in the Offer or take any other action in connection with the Offer, the Merger or otherwise. TD Cowen expressed no opinion as to the actual value, price or trading range of Shares or any other securities of iTeos following announcement or consummation of the Offer or the Merger. TD Cowen was not requested to opine as to, and its opinion did not in any manner address, the underlying business decision of iTeos to effect the Offer or the Merger or the relative merits of the Offer or the Merger as compared to other business strategies or transactions that might be available to iTeos. In addition, TD Cowen was not requested to opine as to, and its opinion did not in any manner address, (i) the fairness of the amount or nature of the compensation to the officers, directors or employees, or class of such persons, of any parties to the Offer or the Merger relative to the $10.047 per Share upfront cash consideration or otherwise, (ii) the fairness of the Offer, the Merger, the $10.047 per Share upfront cash consideration (except to the extent expressly specified in TD Cowen’s opinion) or the CVR to the holders of any class of securities, creditors or other constituencies of iTeos or (iii) whether Parent or Merger Sub has sufficient cash, available lines of credit or other sources of funds to enable it to pay the $10.047 per Share upfront cash consideration and any amounts payable pursuant to the CVR.

Financial Analysis

The summary of the financial analysis described below under this heading “—Financial Analysis” is a summary of the material financial analysis performed by TD Cowen to arrive at its opinion. The summary of TD Cowen’s financial analysis includes information presented in tabular format. In order to fully understand the financial analysis, the table must be read together with the text of such summary. The table alone does not constitute a complete description of the financial analysis. Considering the data set forth in the table without considering the full narrative description of the financial analysis, including the methodologies and assumptions underlying the analysis, could create a misleading or incomplete view of the financial analysis. TD Cowen performed certain procedures, including the financial analysis described below, and reviewed with the iTeos Board certain assumptions on which such analysis was based and other factors, including the historical and projected financial results of iTeos.

Given that iTeos management advised TD Cowen that iTeos did not have a standalone business plan and that iTeos intended, in the absence of a sale or similar transaction involving iTeos, to pursue a liquidation of iTeos, traditional methodologies typically used for purposes of analyzing a business as a going concern were not applicable with respect to iTeos. Accordingly, TD Cowen was directed to use and rely upon iTeos management’s liquidation analysis for purposes of TD Cowen’s analysis and opinion.

As reflected in iTeos management’s liquidation analysis, iTeos management assumed an initial distribution of approximately $9.26 per Share in December 2025 and a final distribution of approximately $1.59 per Share in calendar year 2028 upon a liquidation, resulting in a total distribution (undiscounted) upon liquidation of approximately $10.86 per Share. TD Cowen applied to such total estimated distributable amount a selected discount rate ranging from 7.0% to 14.0% (derived utilizing the ICE BofA U.S. high-yield index effective yield as of July 17, 2025 and a weighted average cost of capital calculation for iTeos), assuming 80% to 100% of the amount available for the final distribution payable in calendar year 2028, to derive an estimated net present value per Share reference range for the total estimated per Share amount distributable upon liquidation as estimated by iTeos management. No value was attributable to the CVR for purposes of such analysis. This analysis indicated the following approximate implied estimated net present value (as of September 30, 2025) per Share reference range for the total per Share distributable amount upon liquidation of iTeos based on iTeos management’s liquidation analysis, as compared to the per Share upfront cash consideration payable in the Offer and the Merger:

Approximate Implied Estimated Net Present Value Per Share Reference Range of Total Distributable Per Share Amount Upon Liquidation	Upfront Per Share Cash Consideration Payable in the Offer and the Merger
$9.89 – $10.53	$10.047

Miscellaneous

The summary set forth above does not purport to be a complete description of all analyses performed or factors considered by TD Cowen. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. TD Cowen did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. TD Cowen believes that such analysis and factors must be considered as a whole and that selecting portions of its analysis or factors considered by it, without considering all aspects of such analysis and factors, could create an incomplete view of the process underlying its opinion. In performing its analysis, TD Cowen made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of iTeos. The analysis performed by TD Cowen is not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analysis. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be acquired or sold. Accordingly, such analysis and estimates are inherently subject to uncertainty and are based upon numerous factors or events beyond the control of the parties or their respective advisors. None of iTeos, TD Cowen or any other person assumes responsibility if future results are materially different from those projected. The analysis performed by TD Cowen and its opinion were only one among many factors taken into consideration by the iTeos Board in evaluating the $10.047 per Share upfront cash consideration and should not be considered as determinative of the views of the iTeos Board or iTeos management with respect to the Offer, the Merger, the consideration payable in the Offer and the Merger or otherwise.

TD Cowen was selected by iTeos to act as financial advisor to iTeos in connection with the Offer and the Merger because TD Cowen is a nationally recognized investment banking firm with experience in transactions similar to the Offer and the Merger and is familiar with iTeos and its business. As part of its investment banking business, TD Cowen is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

For its services as financial advisor to iTeos in connection with the Offer and the Merger, TD Cowen will receive an aggregate fee currently estimated to be approximately $9.5 million, of which a portion was payable in connection with TD Cowen’s opinion and approximately $8.5 million is payable contingent upon consummation of the Offer. In addition, iTeos has agreed to reimburse TD Cowen’s expenses, including fees and expenses of counsel, and indemnify TD Cowen for certain liabilities, including liabilities under federal securities laws, that may arise out of TD Cowen’s engagement.

As the iTeos Board was aware, TD Cowen and its affiliates in the past have provided, currently are providing, and in the future may provide, financial advisory and/or investment banking services to iTeos and/or its affiliates unrelated to the Offer and the Merger, for which services TD Cowen and its affiliates have received and would expect to receive compensation, including during the approximate two-year period preceding the date of TD Cowen’s opinion, having acted or acting as sales agent for an at-the-market equity offering program of iTeos, for which services TD Cowen had not received any fees during such two-year period. As the iTeos Board also was aware, although TD Cowen and its affiliates were not providing as of the date of its opinion, and during the approximate two-year period preceding the date of its opinion had not provided, financial advisory and/or other investment banking services to Parent, TD Cowen and/or its affiliates in the future may provide services to Parent and/or its affiliates and may receive compensation for such services.

TD Cowen and its affiliates provide investment and commercial banking, lending, asset management and other financial and non-financial services to a wide range of corporations and individuals and, as part of their investment banking business, are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, TD Cowen and/or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions in, debt, equity and/or other securities or loans of iTeos, Parent and/or their respective affiliates for the accounts of TD Cowen and/or its affiliates and for the accounts of customers. As of July 14, 2025, TD Cowen and/or its affiliates held less than 0.1% of the total outstanding shares of iTeos Common Stock (with an implied aggregate value of less than $305,000) as of such date based on publicly available information relating to iTeos. TD Cowen and its affiliates also conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to their clients on investment matters, including matters with respect to the Offer and the Merger, iTeos, Parent and/or their respective affiliates. The issuance of TD Cowen’s opinion was approved by TD Cowen’s fairness opinion review committee.

Intent to Tender

To the knowledge of iTeos, after making reasonable inquiry to the extent permitted by applicable securities laws, rules or regulations, all of iTeos’ executive officers, directors and affiliates currently intend to tender, or cause to be tendered, all Shares held of record or beneficially owned by such persons or entities pursuant to the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Neither iTeos nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of iTeos on its behalf with respect to the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of iTeos, for which services no additional compensation will be paid.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than (i) the scheduled vesting of iTeos RSUs and issuances by iTeos with respect thereto, (ii) the scheduled vesting of iTeos Options, and (iii) the grant of iTeos Options and iTeos RSUs in the ordinary course, no transactions with respect to Shares have been effected by iTeos or, to the knowledge of iTeos after making reasonable inquiry, by any of its executive officer, directors or affiliates during the sixty (60) days prior to the date of this Schedule 14D-9, except for the following:

Name of Person	Transaction Date	Number of Shares	Price Per Share		Nature of Transaction
Michel Detheux, Ph.D.	6/4/2025	8,400	$4.30		Exercise of stock option award pursuant to 10b5-1 trading plan
Michel Detheux, Ph.D.	6/4/2025	8,400	$10.10	(1)	Sale of Shares pursuant to 10b5-1 trading plan
Michel Detheux, Ph.D.(2)	6/4/2025	43,883	$4.30		Exercise of stock option award pursuant to 10b5-1 trading plan
Michel Detheux, Ph.D.(2)	6/4/2025	43,883	$10.10	(3)	Sale of Shares pursuant to 10b5-1 trading plan
Michel Detheux, Ph.D.	6/5/2025	8,400	$4.30		Exercise of stock option award pursuant to 10b5-1 trading plan
Michel Detheux, Ph.D.	6/5/2025	8,400	$10.15	(4)	Sale of Shares pursuant to 10b5-1 trading plan
Michel Detheux, Ph.D.(2)	6/5/2025	43,882	$4.30		Exercise of stock option award pursuant to 10b5-1 trading plan
Michel Detheux, Ph.D.(2)	6/5/2025	43,882	$10.15	(4)	Sale of Shares pursuant to 10b5-1 trading plan
Michel Detheux, Ph.D.	6/6/2025	8,400	$4.30		Exercise of stock option award pursuant to 10b5-1 trading plan
Michel Detheux, Ph.D.	6/6/2025	8,400	$10.21	(5)	Sale of Shares pursuant to 10b5-1 trading plan
Michel Detheux, Ph.D.(2)	6/6/2025	43,882	$4.30		Exercise of stock option award pursuant to 10b5-1 trading plan
Michel Detheux, Ph.D.(2)	6/6/2025	43,882	$10.21	(5)	Sale of Shares pursuant to 10b5-1 trading plan
Michel Detheux, Ph.D.	6/9/2025	8,400	$4.30		Exercise of stock option award pursuant to 10b5-1 trading plan
Michel Detheux, Ph.D.	6/9/2025	8,400	$10.03	(6)	Sale of Shares pursuant to 10b5-1 trading plan
Michel Detheux, Ph.D.(2)	6/9/2025	43,882	$4.30		Exercise of stock option award pursuant to 10b5-1 trading plan
Michel Detheux, Ph.D.(2)	6/9/2025	43,882	$10.03	(7)	Sale of Shares pursuant to 10b5-1 trading plan
Michel Detheux, Ph.D.	6/10/2025	8,400	$4.30		Exercise of stock option award pursuant to 10b5-1 trading plan
Michel Detheux, Ph.D.	6/10/2025	8,400	$10.02	(8)	Sale of Shares pursuant to 10b5-1 trading plan
Michel Detheux, Ph.D.(2)	6/10/2025	43,883	$4.30		Exercise of stock option award pursuant to 10b5-1 trading plan
Michel Detheux, Ph.D.(2)	6/10/2025	43,883	$10.02	(8)	Sale of Shares pursuant to 10b5-1 trading plan
Michel Detheux, Ph.D.	6/10/2025	18,000	$4.30		Cash exercise of a stock option without a subsequent sale of the underlying shares of common stock
Michel Detheux, Ph.D.	6/10/2025	94,027	$4.30		Cash exercise of a stock option without a subsequent sale of the underlying shares of common stock
David Hallal	6/4/2025	38,227	$4.30		Exercise of stock option award pursuant to 10b5-1 trading plan
David Hallal	6/4/2025	38,227	$10.07	(9)	Sale of Shares pursuant to 10b5-1 trading plan
David Hallal	6/5/2025	38,227	$4.30		Exercise of stock option award pursuant to 10b5-1 trading plan
David Hallal	6/5/2025	38,227	$10.15	(10)	Sale of Shares pursuant to 10b5-1 trading plan
David Hallal	6/6/2025	38,228	$4.30		Exercise of stock option award pursuant to 10b5-1 trading plan
David Hallal	6/6/2025	38,228	$10.24	(11)	Sale of Shares pursuant to 10b5-1 trading plan

(1)	The price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $10.00 to $10.20 per share, inclusive.
(2)	Dr. Detheux indirectly beneficially owned these shares by MG3A, a Belgian partnership of which Dr. Detheux is the manager and his spouse is the successor manager.
(3)	The price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $10.01 to $10.21 per share, inclusive.
(4)	The price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $10.08 to $10.22 per share, inclusive.
(5)	The price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $10.15 to $10.31 per share, inclusive.
(6)	The price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $10.01 to $10.17 per share, inclusive.
(7)	The price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $9.98 to $10.17 per share, inclusive.
(8)	The price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $9.99 to $10.06 per share, inclusive.
(9)	The price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $10.01 to $10.16 per share, inclusive.
(10)	The price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $10.09 to $10.22 per share, inclusive.
(11)	The price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $10.19 to $10.29 per share, inclusive.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), iTeos is not currently undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer for, or other acquisition of, iTeos’ securities by iTeos or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving iTeos;

•	any purchase, sale or transfer of a material amount of assets of iTeos; or

•	any material change in the present dividend rate or policy or indebtedness or capitalization of iTeos.

Except as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, resolutions of the iTeos Board or the Transaction Committee thereof, agreements in principle or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION

The information set forth in Item 3 under the heading “Arrangements Between iTeos and its Executive Officer, Directors and Affiliates” is incorporated herein by reference.

Vote Required to Approve the Merger

The iTeos Board has unanimously approved the Merger Agreement and the Transactions, including the Offer and the Merger, in accordance with the DGCL. The iTeos Board approved the Merger Agreement and the Transactions, including the Offer and the Merger, in accordance with the DGCL. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the number of shares of the target corporation and of each class or series of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, iTeos, Parent and Merger Sub intend to effect the Merger Closing without a vote of the stockholders of iTeos in accordance with Section 251(h) of the DGCL.

Anti-Takeover Statute

Delaware

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three (3) years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares of outstanding stock (but not the outstanding voting stock owned by the interested stockholder), shares held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the iTeos Board has approved the Merger Agreement and the Transactions, as described in Item 4 under the heading “The Solicitation or Recommendation” and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the Transactions.

Appraisal Rights

No appraisal rights are available in connection with the Offer and stockholders who tender their Shares in the Offer will not have appraisal rights in connection with the Merger. However, if the Offer is successful and the Merger is consummated, holders of record and beneficial owners of Shares outstanding as of immediately prior to the Effective Time and beneficial owners of the Company who: (i) did not tender their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares prior to the time Parent accepts properly tendered Shares for purchase (the “Acceptance Time”)); (ii) otherwise comply with the applicable procedures under Section 262 of the DGCL; (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL; and (iv) in the case of a beneficial owner, have submitted a demand that (A) reasonably identifies the holder of record of the shares for which the demand is made, (B) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (C) provides an address at which such beneficial owner consents to receive notices given by the Company and to be set forth on the Verified List (as defined below) to be filed with the Register in Chancery in the Delaware Court of Chancery (the “Delaware Court”), will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares, as determined by the Delaware Court, in accordance with Section 262 of the DGCL, plus interest if any, on the amount determined to be the fair value. Stockholders and beneficial owners should be aware that the fair value of their Shares could be more than, the same as or less than the Offer Price or the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL.

The following is a summary of the appraisal rights of stockholders and beneficial owners under Section 262 of the DGCL in connection with the Merger, assuming that the Merger is consummated in accordance with Section 251(h) of the DGCL. The full text of Section 262 of the DGCL may be accessed without subscription or cost at https://delcode.delaware.gov/title8/c001/sc09/index.html#262. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL. All references in Section 262 of the DGCL and in this summary to a (i) “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted and (ii) “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights should carefully review Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL or information directing the stockholders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. The iTeos Board has fixed July 30, 2025 as the record date for determining the stockholders and beneficial owners entitled to receive this notice of appraisal. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of record or beneficial owner of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL such stockholder or beneficial owner must do all of the following:

•

prior to the later of the consummation of the Offer, which occurs when Parent has accepted for payment Shares tendered into the Offer following the expiration date of the Offer, and twenty (20) days after the date this Schedule 14D-9 is provided (which such date is August 21, 2025), deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the person seeking appraisal and that such person is demanding appraisal;

•	not tender such stockholder’s or beneficial owner’s Shares in the Offer (or, if tendered, validly and subsequently withdraw such Shares prior to the Acceptance Time);

•	continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

In addition, one of the ownership thresholds (as defined below) must be met and a stockholder (or any person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person) who has complied with the requirements of Section 262 of the DGCL or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all such persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, within ten (10) days after the Effective Time, Parent will cause the Surviving Corporation to notify all of the Company’s stockholders or beneficial owners who delivered a written demand to the Company of the Effective Time (in accordance with Section 262). However, only stockholders or beneficial owners who have delivered a written demand in accordance with Section 262 will receive such notice. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand

All written demands for appraisal should be addressed to iTeos Therapeutics, Inc., 321 Arsenal Street, Watertown, Massachusetts 02472.

A record stockholder, such as a broker, bank, fiduciary, depositary or other nominees, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner. Alternatively, a beneficial owner may demand appraisal, in his, her or its own name, of such beneficial owner’s shares, provided that (i) such beneficial owner continuously owns such Shares through the Effective Time and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the Verified List (as defined below).

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of record or beneficial owner of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court demanding a determination of the fair value of the Shares held of record or beneficially owned by all persons who did not tender in the Offer (or, if tendered, subsequently and validly withdrew such Shares before the Acceptance Time) and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all persons who had previously demanded appraisal of their Shares. The Company is under no obligation, and has no present intention, to file a petition, and holders should not assume that the Surviving Corporation will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of record or beneficial owners of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any stockholder or beneficial owner who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of Section 262, the record holders of such Shares shall not be considered a separate stockholder holding such Shares for purposes of such aggregate number). Such statement must be provided to the stockholder or beneficial owner within ten (10) days after a written request by such stockholder or beneficial owner for the information has been received by the Surviving Corporation or within ten (10) days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such petition by any such holder of record or beneficial owners of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within twenty (20) days to file with the Register in Chancery in the Delaware Court a duly verified list (the “Verified List”) containing the names and addresses of all stockholders or beneficial owners who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the petition be provided to the Surviving Corporation and all of the stockholders or beneficial owners shown on the Verified List. The forms of the notice by mail and by publication will be approved by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the petition is held, the Delaware Court is empowered to determine those stockholders or beneficial owners who have complied with the provisions of Section 262 of the DGCL and who have become entitled to appraisal rights thereunder, and whether the ownership thresholds are met. The Delaware Court may require the stockholders or beneficial owners who demanded an appraisal for their Shares and who hold Shares represented by certificates to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any person who does not comply with such requirement. Accordingly, stockholders or beneficial owners are cautioned to retain the certificates evidencing their Shares pending resolution of the appraisal proceedings. Because, immediately before the Effective Time, the Shares will be listed on a nationally recognized securities exchange, and because the Merger will not be approved pursuant to Section 253 or Section 267 of the DGCL, the Delaware Court will dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal or (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1.0 million. We refer to the foregoing as the “ownership thresholds.”

Determination of Fair Value

After the Delaware Court determines which stockholders or beneficial owners are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court will determine the fair value of the Shares as of the Effective Time, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest will accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court and (ii) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment to the holder prior to such entry of judgment.

In determining the fair value, the court is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Supreme Court of Delaware stated that, in making this determination of fair value, the Delaware Court must consider market value, asset value, dividends, earning prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that “throw any light on future prospects of the merged corporation.” Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Supreme Court of Delaware stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders and beneficial owners considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL.

Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court, and stockholders or beneficial owners should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder or beneficial owner exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of record or beneficial owner of Shares entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders or beneficial owners entitled to an appraisal. Any person whose name appears on the Verified List and who has submitted such person’s certificates of stock to the Register in Chancery in the Delaware Court, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder or beneficial owner is not entitled to appraisal rights. The Delaware

Court will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders or beneficial owners entitled thereto. Payment will be so made to each such stockholder or beneficial owner upon the surrender to the Surviving Corporation of such person’s certificates. The Delaware Court’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The Delaware Court may also (i) determine the costs of the proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and tax such costs among the parties as the Delaware Court deems equitable and (ii) upon application of a stockholder or beneficial owner whose name appears on the Verified List who participated in the proceeding and incurred expenses in connection therewith (an “application”), order all or a portion of the expenses incurred by any stockholder or beneficial owner in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Delaware Court are subject to appellate review by the Supreme Court of Delaware.

From and after the Effective Time, any stockholder or beneficial owner who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not be entitled to vote his, her or its Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Shares (except dividends or other distributions payable to stockholders or beneficial owners of record as of a date prior to the Effective Time if so declared by the Surviving Corporation).

If any stockholder or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s or beneficial owner’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration, net to the stockholder or beneficial owner in cash, without interest, subject to any withholding taxes required by applicable law. A stockholder or beneficial owner will fail to perfect, or effectively lose, the stockholder’s or beneficial owner’s right to appraisal if no petition for appraisal is filed with the Delaware Court within 120 days after the Effective Time; however, such stockholder or beneficial owner is entitled to receive the Merger Consideration. In addition, a stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s or beneficial owner’s demand for appraisal and acceptance of the Merger either within sixty (60) days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation.

Notwithstanding the foregoing, no appraisal proceedings in the Delaware Court will be dismissed as to any stockholder or beneficial owner without the approval of the Delaware Court, and this approval may be conditioned upon such terms as the Delaware Court deems just, including, without limitation, a reservation of jurisdiction (a “reservation”) for any application to the Delaware Court; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s or beneficial owner’s demand for appraisal and to accept the terms offered upon the Merger within sixty (60) days after the Effective Time.

The process of exercising appraisal rights requires compliance with technical prerequisites. If you fail to take any required step in connection with the exercise of appraisal rights, it may result in the termination or waiver of your appraisal rights. Stockholders or beneficial owners wishing to exercise appraisal rights should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, a copy of which may be accessed without subscription or cost at https://delcode.delaware.gov/title8/c001/sc09/index.html#262. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

STOCKHOLDERS OR BENEFICIAL OWNERS WHO SELL SHARES IN THE OFFER AND DO NOT WITHDRAW THEIR TENDER SHARES PRIOR TO THE ACCEPTANCE TIME WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of iTeos, please see iTeos’ Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 5, 2025 and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025, filed with the SEC on April 28, 2025.

Legal Proceedings

There is no pending litigation that iTeos is aware of challenging the Offer, the Merger or the other Transactions.

Regulatory Approvals

Parent and iTeos are not currently aware of any other material governmental consents, approvals or filings that are required prior to the parties’ completion of the Offer or the Merger. If the parties become aware of any notices, reports and other documents required to filed with respect to the Offer or the Merger, Parent and iTeos have agreed to use reasonable best efforts to file, as soon as practicable, such notices, reports and other documents, and to submit promptly any information reasonably requested by any governmental entity in connection therewith.

Important Additional Information and Where to Find It

In connection with the proposed acquisition of the Company, Parent commenced the Offer on August 1, 2025 pursuant to the terms of the Merger Agreement. This Schedule 14D-9 is neither an offer to purchase nor a solicitation of an offer to sell any Shares or any other securities. Parent has filed a tender offer statement on the Schedule TO, including the Offer to Purchase, the Letter of Transmittal and related documents, with the SEC, and the Company has filed this Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. The Offer to purchase the outstanding Shares is only made pursuant to the Offer to Purchase, the Letter of Transmittal and related documents filed as a part of the Schedule TO. HOLDERS OF SHARES ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND RELATED DOCUMENTS) AND THIS SOLICITATION/ RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT STOKCHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. Investors and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the Offer, Alliance Advisors, LLC, toll-free at 1-844-202-5733, email at itos@allianceadvisors.com. Investors and security holders may also obtain, at no charge, the documents filed or furnished to the SEC by the Company under the “SEC Filings” subsection of the “Financial Information” section of the Company’s website at www.iteostherapeutics.com.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 includes forward-looking statements that are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. All statements, other than statements of historical fact, are generally forward-looking statements, including all statements regarding the intent, belief, or expectations of iTeos and its management. These forward-

looking statements typically can be identified by words such as “believe,” “expect,” “estimate,” “predict,” “target,” “potential,” “likely,” “continue,” “ongoing,” “could,” “should,” “intend,” “may,” “might,” “plan,” “seek,” “anticipate,” “project” and similar expressions, as well as variations or negatives of these words. Forward-looking statements include, without limitation, statements regarding the proposed transaction, similar transactions, future plans, events, expectations, objectives, opportunities, and the outlook for iTeos; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; and the accuracy of any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties; accordingly, investors are cautioned not to place undue reliance on forward-looking statements. Actual results may differ materially due to several factors. Factors that could cause future results to differ materially include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of iTeos’ stockholders will tender their stock in the offer; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that iTeos does not satisfy the minimum closing net cash condition or that a governmental entity may prohibit or delay the consummation of the transaction; the occurrence of any event, change, or other circumstance that could give rise to the termination of the merger agreement, including circumstances requiring iTeos to pay a termination fee pursuant to the merger agreement; the ability of the parties to consummate the proposed transaction on a timely basis or at all; iTeos ability to execute on and realize the expected benefits of its reduction in force; significant transaction costs; the risk that activities related to the CVR agreements may not result in any value to iTeos stockholders; the possibility that competing offers will be made; the risk that any stockholder litigation in connection with the proposed transactions may result in significant costs of defense, indemnification and liability; risks of unexpected costs, delays, or other unexpected hurdles; and other factors as set forth in iTeos’ Annual Report on Form 10-K filed with the SEC on March 5, 2025, Quarterly Report on Form 10-Q filed with the SEC on April 28, 2025 and other reports filed with the SEC. The forward-looking statements in this Schedule 14D-9 speak only as of the date of this Schedule 14D-9. iTeos undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by applicable law.

ITEM 9. EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 1, 2025 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)*	Opinion of TD Securities (USA) LLC, dated July 18, 2025 (included as Annex I to this Schedule 14D-9).

(a)(5)(A)	Press Release issued by iTeos on July 21, 2025 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K (File No. 001-39401) filed on July 21, 2025).

(e)(1)	Agreement and Plan of Merger, dated July 18, 2025, by and among iTeos, Parent and Merger Sub (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-39401) filed on July 21, 2025).

(e)(2)	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-39401) filed on July 21, 2025).

(e)(3)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-39401) filed on July 21, 2025).

Exhibit No.	Description

(e)(4)	Mutual Confidentiality Agreement, dated June 10, 2025, by and between iTeos and Tang Capital Management, LLC (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(5)	Limited Guaranty, dated as of July 18, 2025 (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(6)	iTeos Therapeutics, Inc. 2019 Stock Option and Grant Plan, forms of award agreements thereunder (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 (File No. 333-239415), filed with the SEC on June 24, 2020).

(e)(7)	iTeos Therapeutics, Inc. Amended and Restated 2020 Stock Option and Incentive Plan, and forms of award agreements thereunder (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form 8-K (File No. 001-39401), filed with the SEC on June 13, 2022).

(e)(8)	iTeos Therapeutics, Inc. 2020 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1/A (File No. 333-239415), filed with the SEC on July 20, 2020).

(e)(9)	First Amendment to the iTeos Therapeutics, Inc. 2020 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 001-39401), filed with the SEC on November 10, 2022).

(e)(10)	Form of Indemnification Agreement, by and between the Company and its officers (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1/A (File No. 333-239415), filed with the SEC on July 20, 2020).

(e)(11)	Form of Indemnification Agreement, by and between the Company and its directors (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1/A (File No. 333-239415), filed on July 20, 2020).

(e)(12)*	Form of Amended and Restated Certificate of Incorporation of the Company to be effective at the Effective Time.

(e)(13)*	Form of Amended and Restated Bylaws of the Company to be effective at the Effective Time.

(e)(14)	Employment Agreement between the Company and Michel Detheux, Ph.D. (incorporated by reference to Exhibit 10.9 of the Company’s Registration Statement on Form S-1/A (File No. 333-239415) filed on July 20, 2020).

(e)(15)	First Amendment to the Employment Agreement between the Company and Michel Detheux, dated May 27, 2025 (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form 8-K (File No. 001-39401), filed with the SEC on May 28, 2025).

(e)(16)	Employment Agreement between the Company and Matthew Call (incorporated by reference to Exhibit 10.10 of the Company’s Registration Statement on Form S-1/A (File No. 333-239415) filed on July 20, 2020).

(e)(17)	First Amendment to the Employment Agreement between the Company and Matthew Call, dated May 27, 2025 (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form 8-K (File No. 001-39401), filed with the SEC on May 28, 2025).

(e)(18)	Employment Agreement between the Company and David Feltquate (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form 10-K (File No. 001-39401), filed with the SEC on March 5, 2025).

(e)(19)	First Amendment to the Employment Agreement between the Company and David Feltquate, dated May 27, 2025 (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form 8-K (File No. 001-39401), filed with the SEC on May 28, 2025).

(g)	Not applicable.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 1, 2025

iTeos Therapeutics, Inc.

By:	/s/ Michel Detheux, Ph.D.
Name:	Michel Detheux, Ph.D.
Title:	President and Chief Executive Officer

ANNEX I

Opinion of iTeos’ Financial Advisor

ANNEX I

Opinion of Financial Advisor to iTeos

July 18, 2025

The Board of Directors

iTeos Therapeutics, Inc.

321 Arsenal Street, Suite 301

Watertown, Massachusetts 02472

The Board of Directors:

In your capacity as the Board of Directors (the “Board of Directors”) of iTeos Therapeutics, Inc. (“iTeos”), you have requested our opinion (the “Opinion”), as investment bankers, as to the fairness, from a financial point of view, to holders of the common stock, par value $0.001 per share, of iTeos (“iTeos Common Stock”), other than as specified below, of the Upfront Cash Amount (as defined below) to be received by such holders pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”), among iTeos, Concentra Biosciences, LLC, a Delaware limited liability company (“Concentra”) and an affiliate of Tang Capital Partners, LP (“Tang”), and Concentra Merger Sub VIII, Inc., a Delaware corporation and wholly owned subsidiary of Concentra (“Merger Sub”), and related Contingent Value Rights Agreement (the “CVR Agreement” and, together with the Merger Agreement, the “Agreements”). As more fully described in the Agreements, and subject to the terms and conditions set forth therein, (i) Concentra will commence a tender offer to purchase all outstanding shares of iTeos Common Stock (such tender offer, the “Tender Offer”) for a purchase price consisting of (a) $10.047 per share in cash, payable upon consummation of the Tender Offer (the “Upfront Cash Amount”), plus (b) one non-transferable contingent value right (the “CVR”) representing the right to receive additional potential cash payments based on (x) 100% of the amount by which the net cash of iTeos immediately prior to the closing of the Tender Offer exceeds $475.0 million (the “CVR Additional Net Closing Proceeds Amount”), subject to certain adjustments (as to which we express no opinion) as specified in the CVR Agreement, and (y) 80% of any net proceeds from the disposition of specified legacy iTeos product candidates and programs (the “CVR Disposition Proceeds Amount”) during the six-month period following the closing of the Merger (as defined below) and (ii) subsequent to consummation of the Tender Offer, Merger Sub will merge with and into iTeos, with iTeos surviving as a wholly owned subsidiary of Concentra (the “Merger” and, together with the Tender Offer as an integrated transaction, the “Transaction”), pursuant to which each outstanding share of iTeos Common Stock not previously tendered will be converted into the right to receive the Upfront Cash Amount and the CVR. The terms and conditions of the Transaction are more fully set forth in the Agreements.

TD Securities (USA) LLC (“we” or “TD Cowen”) and its affiliates provide investment and commercial banking, lending, asset management and other financial and non-financial services to a wide range of corporations and individuals and, as part of our investment banking business, are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, TD Cowen and/or its affiliates currently hold shares of iTeos Common Stock and at any time may hold long or short positions, and may trade or otherwise effect transactions, in debt, equity, equity-linked and/or other securities or loans of iTeos, Concentra and/or their respective affiliates for the accounts of TD Cowen and/or its affiliates and for the accounts of customers. We and our affiliates also conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to our clients on investment matters, including matters with respect to the Transaction or iTeos, Concentra and/or their respective affiliates.

We are acting as financial advisor to iTeos in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Tender Offer. We also will receive a fee in connection with this Opinion. In addition, iTeos has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement.

As the Board of Directors is aware, TD Cowen and its affiliates in the past have provided, currently are providing, and in the future may provide, financial advisory and/or other investment banking services to iTeos and/or its affiliates unrelated to the Transaction for which services TD Cowen and/or its affiliates have received and would expect to receive compensation, including, during the approximate two-year period preceding the date of this Opinion, having acted or acting as sales agent for an at-the-market equity offering program of iTeos. As the Board of Directors also is aware, although TD Cowen and its affiliates currently are not providing, and during the approximate two-year period preceding the date of this Opinion have not provided, financial advisory and/or other investment banking services to Concentra, TD Cowen and/or its affiliates in the future may provide services to Concentra and/or its affiliates and may receive compensation for such services.

In connection with our Opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:

•	a draft, dated July 18, 2025, of the Merger Agreement and a form of the related CVR Agreement;

•	certain publicly available financial and other information for iTeos and certain other relevant financial and operating data furnished to TD Cowen by the management of iTeos;

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certain internal financial forecasts, estimates and other information, primarily relating to a potential liquidation of iTeos, provided by the management of iTeos and considered, based on iTeos management’s liquidation analysis, the net present value of the estimated amount per share potentially distributable to holders of iTeos Common Stock upon such liquidation;

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discussions we have had with certain members of the management of iTeos concerning the historical and current business operations, financial condition and prospects of iTeos and such other matters that we deemed relevant; and

•	such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this Opinion.

As the Board of Directors is aware, we have been advised by the management of iTeos that (i) iTeos does not have a standalone business plan and that iTeos intends, in the absence of a sale or similar transaction involving iTeos, to pursue a liquidation of iTeos, and (ii) the internal financial forecasts, estimates and other information prepared by the management of iTeos relating to such liquidation reflect that a de minimis portion of the CVR Additional Net Closing Proceeds Amount would be payable to holders of iTeos Common Stock and do not reflect any sales or other divestitures of legacy iTeos product candidates or programs in the ordinary course of business. Accordingly, at the direction of the Board of Directors, we have relied for purposes of our analysis and Opinion primarily on management’s liquidation analysis of iTeos and we have ascribed no value to the CVR.

In conducting our review and arriving at our Opinion, we have, at your direction, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by iTeos or that is publicly available or was otherwise reviewed by us. We have not undertaken any responsibility for the accuracy, completeness or reasonableness, or independent verification, of any such information. We have relied upon the representations of iTeos that all information provided to us by iTeos is accurate and complete in all material respects and we expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our Opinion of which we become aware after the date hereof.

We have been advised, and we have assumed, that the financial forecasts, estimates and other information provided by the management of iTeos that we have been directed to utilize for purposes of our analysis and Opinion were reasonably prepared by the management of iTeos on bases reflecting the best currently available estimates and good faith judgments of such management as to a potential liquidation of iTeos and the other matters covered thereby, and that such financial forecasts, estimates and other information provide a reasonable basis for our analysis and Opinion. We have relied on the assessments of the management of iTeos as to, among

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other things, (i) the product candidates, pipeline, technology and other intellectual property of iTeos, and the viability of and risks associated with such product candidates, pipeline, technology and other intellectual property, and (ii) the liquidity needs of, and capital resources available to, iTeos for its business and operations. We have assumed that there will be no developments with respect to any such matters that would have an adverse effect on iTeos or the Transaction or that otherwise would be meaningful in any respect to our analyses or Opinion. We express no opinion as to the financial forecasts, estimates and other information utilized in our analyses or the assumptions on which they are based.

In addition, we have assumed that there have been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of iTeos since the dates of the last financial statements made available to us. We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of iTeos or any other entity, nor have we been furnished with such materials. We have not conducted nor have we assumed any obligation to conduct any physical inspection of the properties or facilities of iTeos or any other entity. We also have not evaluated the solvency or fair value of iTeos or any other entity under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters. In addition, we have not undertaken an independent evaluation of any actual or potential litigation, settlements, governmental or regulatory proceedings or investigations, possible unasserted claims or other contingent liabilities to which iTeos or any other entity may be a party or subject. Our Opinion does not address any legal, tax, accounting or regulatory matters related to the Agreements or the Transaction, as to which we have assumed that iTeos and the Board of Directors have received such advice from legal, tax, accounting and regulatory advisors as each has determined appropriate.

Our Opinion addresses only the fairness of the Upfront Cash Amount (to the extent expressly specified herein) from a financial point of view and as of the date hereof, without regard to individual circumstances of specific holders of iTeos Common Stock (whether by virtue of control, voting or consent, liquidity, contractual arrangements, vesting or acceleration of securities or otherwise) that may distinguish such holders or the securities of iTeos held by such holders, and our Opinion does not in any way address proportionate allocation or relative fairness among such holders, holders of any other securities of iTeos or otherwise. We express no view as to any other aspect or implication of the Transaction, including, without limitation, the form or structure of the Transaction or any term, aspect or implication of the CVR, any tender and support agreement, guaranty or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so. As the Board of Directors is aware, the credit, financial and stock markets, the industry in which iTeos operates and the business and securities of iTeos, have experienced and may continue to experience volatility and disruptions, and we express no view as to any potential effects of such volatility or disruptions on iTeos or the Transaction.

We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering our Opinion, we have assumed in all respects relevant to our analysis that the representations and warranties of each party contained in the Agreements are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreements and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. We also have assumed that the final versions of the Agreements, when executed, will be substantially similar to the versions reviewed by us. We further have assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreements will be obtained and that in the course of obtaining any such consents or

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approvals no restrictions will be imposed or waivers made that would have an adverse effect on iTeos or the Transaction. In addition, we have assumed that the Transaction will be consummated in a manner that complies with the provisions of applicable securities laws and all other applicable state, federal or foreign statutes, rules and regulations.

It is understood that our Opinion is intended for the benefit and use of the Board of Directors (in its capacity as such) in its evaluation of the Upfront Cash Amount. Our Opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. However, our Opinion may be reproduced in full in any Schedule 14D-9 or similar disclosure document relating to the Transaction that is required to be mailed to securityholders of iTeos. Our Opinion does not constitute a recommendation to the Board of Directors on whether or not to approve the Transaction or to any securityholder or any other person as to whether to tender shares of iTeos Common Stock in the Tender Offer or take any other action with respect to the Transaction or otherwise. We are not expressing any opinion as to the actual value, price or trading range of iTeos Common Stock or any other securities of iTeos following announcement or consummation of the Transaction. We have not been requested to opine as to, and our Opinion does not in any manner address, the underlying business decision of iTeos to effect the Transaction or the relative merits of the Transaction as compared to other business strategies or transactions that might be available to iTeos. In addition, we have not been requested to opine as to, and our Opinion does not in any manner address, (i) the fairness of the amount or nature of the compensation to the officers, directors or employees, or class of such persons, of any parties to the Transaction relative to the Upfront Cash Amount, the CVR or otherwise, (ii) the fairness of the Upfront Cash Amount (except to the extent expressly specified herein), the CVR or the Transaction to the holders of any class of securities, creditors or other constituencies of iTeos or (iii) whether Concentra or Merger Sub have sufficient cash, available lines of credit or other sources of funds for the payment of the Upfront Cash Amount and any amounts payable pursuant to the CVR.

The issuance of this Opinion was reviewed and approved by TD Cowen’s Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Upfront Cash Amount to be received by holders of iTeos Common Stock (other than, as applicable, Tang, Concentra, Merger Sub, and their respective affiliates) in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

TD SECURITIES (USA) LLC

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